    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 21, 1996
                                                            FILE NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                   KANI, INC.
                 (NAME OF REGISTRANT SPECIFIED IN ITS CHARTER)
                            ------------------------

              CALIFORNIA                               3149                               95-4599743
     (STATE OR OTHER JURISDICTION          (PRIMARY STANDARD INDUSTRIAL                (I.R.S. EMPLOYER
          OF INCORPORATION)                        CODE NUMBER)                      IDENTIFICATION NO.)

                    228 MANHATTAN BEACH BOULEVARD, SUITE 200
                       MANHATTAN BEACH, CALIFORNIA 90266
                                 (888) 222-5264

              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                ROBERT GREENBERG
                            CHIEF EXECUTIVE OFFICER
                                   KANI, INC.
                    228 MANHATTAN BEACH BOULEVARD, SUITE 200
                       MANHATTAN BEACH, CALIFORNIA 90266
                                 (888) 222-5264

           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

                  THOMAS J. POLETTI, ESQ.                                     SCOTT W. ALDERTON, ESQ.
                  KATHERINE J. BLAIR, ESQ.                                     JOHN D. JENKINS, ESQ.
                   DARREN O. BIGBY, ESQ.                               TROOP MEISINGER STEUBER & PASICH, LLP
        FRESHMAN, MARANTZ, ORLANSKI, COOPER & KLEIN                           10940 WILSHIRE BOULEVARD
                  9100 WILSHIRE BOULEVARD                                LOS ANGELES, CALIFORNIA 90024-3902
                  EIGHTH FLOOR, EAST TOWER                                      TEL. (310) 824-7000
            BEVERLY HILLS, CALIFORNIA 90212-3480                                 FAX (310) 443-8569
                    TEL. (310) 273-1870
                     FAX (310) 274-8293

                            ------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
                                                                            PROPOSED
                                                                             MAXIMUM                                AMOUNT OF
        TITLE OF EACH CLASS OF SECURITIES             AMOUNT TO BE       OFFERING PRICE     MAXIMUM AGGREGATE     REGISTRATION
                 TO BE REGISTERED                      REGISTERED         PER SHARE(1)      OFFERING PRICE(1)          FEE
------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value........................  1,400,000 Shares         $12.00            $16,800,000           $5,792
------------------------------------------------------------------------------------------------------------------------
Representative's Warrant (2)......................   140,000 Shares           $.001               $140                 --
------------------------------------------------------------------------------------------------------------------------
Common Stock Underlying Representative's Warrant
 (3)..............................................   140,000 Shares         $14.40(4)          $2,016,000             $695
------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value (5)....................   210,000 Shares          $12.00            $2,520,000             $869
------------------------------------------------------------------------------------------------------------------------
Total.............................................                                             $21,336,140           $7,356
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457.

(2) No registration fee required pursuant to Rule 457(g).

(3) Issuable upon exercise of the Representative's Warrant.

(4) Represents the exercise price of the Representative's Warrant.

(5) Issuable pursuant to an option granted to the Underwriters by the Company, solely to cover over-allotments, if any.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION

                PRELIMINARY PROSPECTUS DATED             , 1996

                                   KANI, INC.
                                1,400,000 SHARES
                                  COMMON STOCK

     All of the shares of Common Stock offered hereby are being sold by Kani, Inc., a California corporation (the "Company" or "Kani"). Prior to this offering, there has been no public market for the Common Stock and there can be no assurance that any such market will develop. It is anticipated that the initial public offering price will be between $10.00 and $12.00 per share. The initial public offering price has been determined by negotiation between the Company and Joseph Charles & Associates, Inc., the Representative of the Underwriters (the "Representative"), and does not necessarily reflect the Company's asset value, performance or any other established criteria. For a discussion of the factors considered in determining the initial public offering price, see "Underwriting." It is anticipated that the Common Stock will be quoted on the Nasdaq National Market under the symbol "KANI."

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF
   RISK AND SHOULD NOT BE PURCHASED BY INVESTORS WHO CANNOT AFFORD THE
      LOSS OF THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS" COMMENCING ON
        PAGE 6 OF THIS PROSPECTUS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
         REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
                                PRICE TO         UNDERWRITING DISCOUNTS        PROCEEDS TO
                                 PUBLIC            AND COMMISSIONS(1)          COMPANY(2)
------------------------------------------------------------------------------------------------
Per Share...............            $                       $                       $
------------------------------------------------------------------------------------------------
Total(3)................            $                       $                       $
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

(1) Does not include additional compensation to be received by the Representative in the form of (i) a 2 1/2% nonaccountable expense allowance and (ii) the sale to the Representative of a warrant to purchase 140,000 shares of Common Stock at a price of 120% of the public offering price of the Common Stock offered hereby, exercisable over a period of four years, commencing one year from the date of this Prospectus (the "Representative's Warrant"). The Company has also agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting other expenses of this offering payable by the Company, estimated to be $1,300,000, including the Representative's non-accountable expense allowance.
(3) The Company has granted the Underwriters an option, exercisable within 60 days from the date of this Prospectus, to purchase up to an aggregate of 210,000 additional shares of Common Stock at the initial price to public for share, less the Underwriting discount, solely for the purpose of covering over-allotments, if any. If the Underwriters' over-allotment option is exercised in full, the total Price to the Public, Underwriting Discounts and
    Commissions, and Proceeds to the Company will be $         , $         and
    $         , respectively. See "Underwriting."

     The shares of Common Stock are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify the offering and to reject any order in whole or in part. It is expected that delivery of the certificates representing the shares of Common Stock will be made against payment therefor at the offices of Joseph Charles & Associates, Inc., 9701 Wilshire Boulevard, Beverly Hills, California 90212, or through the
facilities of Depository Trust Company, on or about             , 1996.

                       JOSEPH CHARLES & ASSOCIATES, INC.
               THE DATE OF THIS PROSPECTUS IS             , 1996.

                                   [PICTURES]

     As of the date of this Prospectus, the Company will become subject to the reporting requirements of the Securities Exchange Act of 1934 and in accordance therewith will file reports, proxy statements and other information with the Securities and Exchange Commission. The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company deems appropriate or as may be required by law.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS THAT STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT LEVELS ABOVE THOSE THAT MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     Kani, Karl Kani, and Karl Kani Jeans are registered trademarks of Carl Williams, and will be licensed to the Company on the effective date of this offering. This Prospectus also contain trademarks and registered trademarks of other companies.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Each prospective investor is urged to read this Prospectus in its entirety. Unless otherwise indicated, all share and per share data and information contained in this Prospectus relating to the number of shares of Common Stock outstanding (i) assumes no exercise of the Underwriters' over-allotment option and (ii) does not include 140,000 shares of Common Stock reserved for issuance to the Representative upon exercise of the Representative's Warrants.

                                  THE COMPANY

     Kani, Inc. ("Kani" or the "Company") is a recently-formed company that has the exclusive right to market and sell products under the "Kani" brand name pursuant to a license from Carl Williams, a.k.a. Karl Kani (the "Master License"). The Company designs, develops, markets, and distributes footwear bearing the Kani brand name, and selectively sublicenses the Kani brand name to manufacturers of other products, principally apparel, which are designed by Carl Williams, a.k.a., Karl Kani ("Karl Kani"), a nationally recognized clothing designer. The Company receives income from the sale of its footwear products, and royalty income from the sale by sublicensees of apparel products bearing the Kani brand name. Prior to this offering, the Company operated as a division of Skechers U.S.A., Inc. ("Skechers"). The operations of Kani include certain ongoing operations contributed to the Company by Skechers. See "The Company."

     The Company's footwear lines consist of performance athletic footwear, street athletic footwear, utility/multi-purpose footwear, sandals and casual footwear and children's footwear. The Company recently refocused its footwear efforts on the athletic footwear market where the Company seeks to extend further the Kani brand name from the apparel industry into footwear. The Company's footwear is developed by its design team, manufactured by independent contract manufacturers outside the United States and marketed by the Company through salespersons and product promotions.

     From late 1993 to 1995 the Company built the Kani brand name by selectively sublicensing the Kani brand name for the manufacture of apparel products and focusing its efforts in the utility/multi-purpose and casual footwear market. Since July 1995, the Company has strategically refocused its footwear efforts towards the production of athletic footwear, primarily high performance basketball shoes aimed at a younger urban audience. This refocus is reflected in Kani's new performance athletic footwear line which was first marketed in early 1996 with results expected in the third quarter of 1996. In connection with its new athletic footwear products, the Company entered into a contract with John Wallace of the National Basketball Association's New York Knicks to promote the Kani brand name and it plans to introduce two signature footwear products that will be endorsed by Mr. Wallace. The Company intends to use a portion of the proceeds of this offering to secure additional athletic endorsement contracts.

     The Company sublicenses the Kani brand name to provide for the manufacture and distribution of various types of apparel and merchandise in the United States and foreign markets. The Company sublicenses its trademarks for the purpose of enhancing the Kani image by widening the range and distribution of Kani products without requiring the Company to make a significant capital investment or incur significant operating expenses. Generally, the Company receives an initial royalty payment when it grants a sublicense and receives monthly royalty payments based on the sublicensee's net sales of products covered by the sublicense, provided the sublicensee maintains certain minimum net sales. For the year ended December 31, 1995 and the six months ended June 30, 1996, net royalty income totaled approximately $1.3 million and $491,000, respectively.

     According to the United States Bureau of Economic Analysis, the 1995 domestic retail market for footwear was approximately $36 billion, which represents a 29% increase between 1985 and 1995, of which approximately $11.4 billion represented athletic footwear. Sportstyle, a sporting goods industry magazine, reported that Kani brand shoes ranked 22nd in domestic athletic footwear sales for 1995. In addition, the Company believes that the utility/multi-purpose footwear market, consisting primarily of boots, shoes and sandals for outdoor recreational activities such as hiking and casual wear, is driven by consumer demand for highly functional footwear that is rugged and durable as well as fashionable, and by consumer preferences and lifestyles that include more outdoor and recreational activities. In regards to apparel, according to the United States Bureau of Economic Analysis, from 1985 to 1995, domestic consumer spending on men's clothing increased approximately 47% with retail sales of approximately $76 billion domestically on men's clothing in 1995.

     The Company's management and design team consists of persons who are highly experienced in the footwear and apparel industry. The Company has successfully brought together Karl Kani with Robert Greenberg, the founder of L.A. Gear, Inc. ("L.A. Gear") and its past President and Chairman. The Company's apparel line is exclusively designed by Karl Kani and his design team, and he has approval rights of the Company's footwear design and promotion. Robert Greenberg, the Company's Chief Executive Officer, was largely responsible for L.A. Gear's growth in sales from $36 million in 1986, to over $900 million in 1990, and co-founded Skechers, together with Michael Greenberg, the Company's President. Since the inception of Skechers in 1992, the Company's management team has been responsible for Skechers' growth in sales from $10.9 million in 1993 to over $100 million in 1995. The Company believes this core group translates into an effective and efficient management and design team with proven abilities to recognize and respond to emerging consumer trends and demands.

     The Company's objective is to build brand name loyalty to the Kani brand name and become a leading footwear and apparel resource serving the contemporary urban market. The Company's overall strategy focuses on the enhancement of the Kani brand image and the maximization of the manufacture and sale of Kani products. To achieve its objective, the Company's strategies include (i) focusing on the athletic footwear market by developing and marketing its new line of performance athletic footwear, (ii) increasing brand name recognition and enhancing the Kani image, (iii) leveraging its management and design expertise, (iv) selectively sublicensing the Kani brand name, (v) continuously developing and introducing innovative footwear products, and (vi) expanding domestic and international distribution.

                                  THE OFFERING

Common Stock offered by the Company..    1,400,000 shares
Common Stock to be Outstanding after
  the Offering*......................    4,000,000 shares
Use of Proceeds......................    The Company intends to use the net proceeds of this
                                         offering to advertise the Kani brand name, secure
                                         athletic endorsements of the Company's products and
                                         establish concept shops for the distribution of the
                                         Company's products, and for working capital and
                                         general corporate purposes. See "Use of Proceeds."
Risk Factors.........................    The shares offered hereby are speculative and involve
                                         a high degree of risk and immediate substantial
                                         dilution and should not be purchased by investors who
                                         cannot afford the loss of their entire investment. See
                                         "Risk Factors."
Proposed Nasdaq National Market
  Symbol.............................    "KANI"

---------------

* Does not include 400,000 shares of Common Stock reserved for issuance upon exercise of options available for grant under the Company's 1996 Stock Option, Deferred Stock and Restricted Stock Plan (the "Stock Option Plan"), none of which have been granted.

                             SUMMARY FINANCIAL DATA
                   (In thousands, except for per share data)

     The summary financial information set forth below is derived from and should be read in conjunction with the financial statements of the Company, including the notes thereto, and certain pro forma financial data of the Company, appearing elsewhere in this Prospectus.

                                                                                      SIX MONTHS
                                                           YEAR ENDED                   ENDED
                                                          DECEMBER 31,                 JUNE 30,
                                                  -----------------------------    ----------------
                                                  1993(1)     1994       1995       1995      1996
                                                  -------    -------    -------    ------    ------
STATEMENT OF EARNINGS:
Net sales.......................................  $3,356     $19,884    $18,063    $8,571    $6,774
Gross profit....................................   1,296       7,989      4,690     2,115     1,999
Royalty income, net.............................      --       1,087      1,267       698       491
Earnings before income taxes....................     522       3,374        762       367       180
Extraordinary item, net of taxes(2).............      --          --        443       443        --
Net earnings....................................     509       3,323        751       361       177
                                                  ======     =======    =======    ======    ======
SUPPLEMENTAL STATEMENT OF EARNINGS DATA: (3)
Earnings before income taxes....................  $  522     $ 3,374    $   762    $  367    $  180
Income taxes....................................     214       1,383        312       150        74
                                                  ------     -------    -------    ------    ------
Net earnings....................................  $  308     $ 1,991    $   450    $  217    $  106
                                                  ======     =======    =======    ======    ======
Net earnings per share before extraordinary
  item(2).......................................                        $   .07              $   --
Net earnings per share..........................                           0.17                0.04
                                                                        =======              ======
Weighted average number of shares
  outstanding(4)................................                          2,600               2,600
                                                                        =======              ======
PRO FORMA STATEMENT OF EARNINGS DATA: (5)
Earnings before income taxes....................                        $   237              $   74
Income taxes....................................                             97                  30
                                                                        -------              ------
Net earnings....................................                        $   140              $   44
                                                                        =======              ======
Net earnings per share..........................                        $   .05              $  .02
                                                                        =======              ======
Weighted average number of shares
  outstanding(4)................................                          2,600               2,600
                                                                        =======              ======

                                                                         JUNE 30, 1996
                                                             --------------------------------------
                                                                          PRO          PRO FORMA
                                                             ACTUAL     FORMA(6)     AS ADJUSTED(7)
                                                             ------     --------     --------------
BALANCE SHEET DATA:
Working capital............................................  $1,765      $1,765         $ 14,749
Total assets...............................................   5,665       5,665           18,649
Short-term borrowings......................................   1,702       1,702            1,702
Long-term note to shareholder of Skechers..................   2,263          --               --
Owners' equity.............................................     847       3,110           16,094

---------------
(1) Reflects the period from November 1, 1993 (commencement of operations) to December 31, 1993.
(2) Includes extraordinary gain of $443,000 net of income taxes of $7,000 for the year ended December 31, 1995 and the six months ended June 30, 1995, respectively, resulting from the acceleration of payment of a note. See Note 9 of Notes to Financial Statements.
(3) Reflects adjustments for Federal and state income taxes as if the Company had been taxed as a "C" corporation rather than an "S" corporation.
(4) For information pertaining to the weighted average number of shares outstanding, see Note 2 of Notes to Financial Statements.
(5) Reflects pro forma adjustments to historical results for (i) the elimination of interest expense associated with the long term note payable to a shareholder of Skechers which note will be retained by Skechers, and (ii) the change in operating expenses associated with the allocation of certain expenses from Skechers, the costs of which will be determined under a management agreement between the Company and Skechers. See "Pro Forma Financial Data".
(6) Gives effect to the Contribution Transaction as that term is defined herein. See "Risk Factors -- Recently Formed Enterprise; the Contribution Transaction" and "The Company."
(7) As adjusted to give effect to the sale of the Common Stock offered by the Company hereby based upon an assumed initial public offering price of $11.00 per share. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     The shares offered hereby are speculative and involve a high degree of risk. Prospective investors should carefully consider the following risk factors before making an investment decision. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.

RELIANCE ON AND CONFLICTS OF INTEREST WITH SKECHERS

     The Company is, and for the foreseeable future will remain, heavily dependent upon its relationship with its parent, Skechers, which has interests that may conflict with those of the Company. For example, the Company and Skechers both design footwear, and thus, compete in the overall footwear market. Specifically, the Company and Skechers compete in the utility/multi-purpose and casual footwear markets which was historically the primary focus of the Company's footwear operations. Furthermore, although Skechers has not currently expressed any intention to do so, there can be no assurance that Skechers will not enter the performance athletic footwear market, the effect of which could have a material adverse effect on the Company's operations. In addition, certain of the officers and directors of Skechers are also officers and directors of the Company, including Robert Greenberg, Michael Greenberg and David Weinberg, the Chief Executive Officer, President and Chief Financial Officer, respectively, of Skechers. The Company will be dependent upon the services of Messrs. Greenberg, Greenberg and Weinberg for the oversight of the day-to-day operations of its business; however, they will primarily devote their efforts and attention to Skechers' business, and will devote their time to the Company on an as-needed basis only. Consequently, the interests of the Company may suffer if one or more of these individuals should cease working with Skechers (and thereby become unavailable to the Company) or if any of their respective commitments to Skechers should materially interfere with their ability to give adequate attention to the business of the Company. As the holder of a majority of the outstanding voting stock of the Company, Skechers will have the right to elect all directors of the Company and the ability to control the outcome of all matters for which the consent of the holders of the common stock of the Company is required. This voting control may have the effect of discouraging offers to acquire the Company because the consummation of any such acquisition would require the consent of Skechers.

     On the effective date of the offering, the Company and Skechers will enter into a management agreement (the "Management Agreement") under which Skechers will provide various general and administrative services to the Company, including the services of the executive officers of the Company who are also employees of Skechers, data processing, human resource administration, finance and accounting, accounts receivable and collection, check processing, payment of accounts payable, inventory control, and the use of its facilities. The Management Agreement has been developed in the context of a parent/subsidiary relationship and therefore is not the result of arm's-length negotiations between independent parties. Although management believes that the terms of the Management Agreement are as favorable to the Company as could be obtained from independent third parties, management did not attempt to negotiate with any other third party for the provision of the services to be provided by Skechers under the Management Agreement and consequently, no assurance can be given that similar services could not have been obtained at greater benefit to the Company. As a result of the Management Agreement, the Company will be materially dependent upon Skechers. Skechers is only required to provide services under the Management Agreement for a period of five years, and no assurance can be given that the Company will not continue to require services from Skechers for a longer period of time. Should Skechers be unable to provide the services required of it under the Management Agreement or any other agreements or arrangements with the Company as a result of a downturn in the business, financial condition and results of operations of Skechers, or in the event Skechers is otherwise unable or unwilling to perform its obligations under the Management Agreement, the Company's business, financial condition and results of operations would be materially adversely affected. See "Certain
Transactions -- Management Agreement."

REFOCUS OF BUSINESS AND NEW PRODUCT INTRODUCTION

     Since 1995, the Company has strategically refocused its footwear efforts towards the design and development of performance athletic footwear. Prior to that time, the Company had not developed any athletic footwear products. The Company's ability to sell its athletic footwear will be substantially dependent on the successful promotion, advertising and market acceptance of such new products, of which there can be no assurance. The development of the Company's performance athletic footwear line was not completed until the conclusion of the six month period ended June 30, 1996 and sales of this line did not commence until July 1996. Failure of the Company's existing or anticipated athletic footwear products to achieve market acceptance would have a material adverse effect on the Company's business, financial condition and results of operation. See "Business -- Strategy" and "-- Products."

ECONOMIC CONDITIONS AND SEASONALITY; VARIABILITY OF QUARTERLY RESULTS

     The footwear and apparel industry in general are dependent on the economic environment and levels of consumer spending which affect not only the ultimate consumer, but also retailers, the Company's primary direct customers. As a result, the Company's operating results may be adversely affected by downward trends in the economy or the occurrence of events that adversely affect the economy in general. Sales of footwear and apparel products are somewhat seasonal in nature with the strongest sales generally occurring in the third and fourth quarters. Because the timing of shipment of products for any season may vary from year to year, the results for any particular quarter may not be indicative of results for the full year. The Company has experienced, and expects to continue to experience variability in its net sales and operating results on a quarterly basis. The Company believes the factors which influence this variability include (i) the timing of the Company's introduction of new footwear and apparel products, (ii) the level of consumer acceptance of new and existing products, (iii) general economic and industry conditions that affect consumer spending and retail purchasing, (iv) the timing of the placement or cancellation of customer orders, (v) the timing of income earned as royalties from sublicensing agreements, and (vi) the timing of expenditures in anticipation of increased sales and customer delivery requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Sales and Marketing."

     Since the Company is introducing its new line of athletic footwear, it is likely that selling expenses (which consist of selling commissions, advertising and sales promotion expenses) will dramatically increase. During at least the first half of 1997, net sales will not likely be adequate to cover overall expenses in light of the Company's advertising and promotional activities. Although the proceeds of this offering should be sufficient to fund these expenses, if net sales are not adequate to cover such selling expenses, the Company will incur losses which could have a material adverse effect on the Company's business, financial condition and results of operations.

RECENTLY FORMED ENTERPRISE; THE CONTRIBUTION TRANSACTION

     The Company was incorporated in the State of California on September 10, 1996. On the effective date of this offering, Skechers will contribute to the Company the Master License covering all products marketed and sold under the Kani brand name and all assets relating to the ongoing footwear business conducted by Skechers to the extent such assets are used by Skechers solely in the connection with the sale of products under the Kani brand name, together with the rights to certain customer lists, in exchange for shares representing 100% of the Common Stock of the Company. For a further description of the terms of this contribution, which shall be known herein as the "Contribution Transaction," see "The Company." The footwear operations to be contributed by Skechers pursuant to the Contribution Transaction have been conducted by Skechers since 1993. The Company will also assume all liabilities associated with such contributed assets, whether known or unknown, excluding amounts lent to Skechers by the Greenberg Family Trust, of which Robert Greenberg, the Company's Chief Executive Officer, is a trustee. Also, it is expected that certain personnel employed by Skechers in the ongoing footwear business of Kani (seven persons at October 15, 1996), will become employees of the Company. Certain other employees of Skechers, and Messrs. Greenberg, Greenberg and Weinberg, will perform some services for the Company under the Management Agreement.

     As a result of the terms of the Contribution Transaction, a majority of the equity capital of the Company will be contributed by investors in this offering; however, such investors will only hold approximately 35% of the outstanding equity of the Company. See "-- No Assurance of Public Market; Possible Volatility of Share Price; Dilution." Historical financial information presented herein and information under the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" should be regarded solely as background information and may not be indicative of future results which may vary substantially and adversely from those shown herein.

RELIANCE ON KARL KANI

     Pursuant to the Master License, Karl Kani is the exclusive designer of all apparel that bears the Kani brand name, and has approval rights of the Company's footwear design and development and thus, the Company is substantially dependent on the design services of Karl Kani. The loss of the design services of Karl Kani would have a material adverse effect on the Company, its results of operations and financial condition. See "Business -- Design and Development" and "Certain Transactions -- Other Transactions."

SIGNIFICANT CAPITAL REQUIREMENTS

     The Company's capital requirements have been and will continue to be significant. To date, the Company has operated as a division of Skechers which has received funding from loans from Heller Financial, Inc. ("Heller") and the Greenberg Family Trust. A portion of the Heller loan has been allocated to the Company on a historical basis and will become the obligation of the Company on the effective date of this offering pursuant to the Contribution Transaction (the "Heller Loan"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Pro Forma Financial Data." The Company is dependent on and intends to use a significant portion of the proceeds of this offering to fund its ongoing operations. The Company has no current arrangements with respect to, or readily available sources of, additional financing and it is not anticipated that Skechers will provide any portion of the Company's future financing requirements. There can be no assurance that additional financing will be available to the Company when needed or on commercially reasonable terms. Any inability to obtain additional financing when needed would have a material adverse effect on the Company, including requiring the Company to curtail the expansion of its operations and possibly causing the Company to cease its operations. In addition, any additional equity financing may involve substantial dilution to the Company's then-existing shareholders. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

CHANGING CONSUMER DEMANDS AND FASHION TRENDS

     The footwear and apparel industries are subject to changing consumer demands and fashion trends. The Company believes that its success depends in large part upon its ability to identify and interpret fashion trends and to anticipate and respond to such trends in a timely manner. There can be no assurance that the Company will be able to continue to meet changing consumer demands or to develop successful styles in the future. Decisions with respect to product designs often need to be made several months in advance of the time when consumer acceptance can be determined. As a result, the Company's failure to anticipate, identify or react appropriately to changes in styles and features could lead to, among other things, excess inventories and higher markdowns, and lower gross margins due to the necessity of providing discounts to retailers. Conversely, failure by the Company to anticipate consumer demand could result in inventory shortages, which can adversely affect the timing of shipments to customers, negatively impacting retailer and distributor relationships and diminishing brand loyalty. See "Business -- Design and Development."

     The Company intends to market additional lines of footwear and apparel in the future, and as is typical with new products, demand and market acceptance will be subject to uncertainty. Achieving market acceptance for new products may require substantial marketing efforts. For example, one of the Company's business strategies is to promote its recently introduced athletic footwear line through securing athletic endorsements and expending a substantial portion of the proceeds of the offering and cash generated by future sales on the advertisement of these new products. There can be no assurance that the Company's marketing efforts will be successful or that the Company will have the funds necessary to undertake sufficient efforts. See "Business -- Strategy" and "-- Sales and Marketing."

COMPETITION

     Competition in the footwear and apparel industries is intense. The Company's products compete with other branded products within their product category as well as with private label products sold by retailers, including some of the Company's customers. In the footwear industry, the Company's performance athletic shoes compete with brands of athletic footwear offered by companies such as Nike, Inc., Reebok International Ltd, Fila Ltd., Adidas AG and L.A. Gear. The Company's utility/multi-purpose footwear and casual shoes compete with footwear offered by companies such as The Timberland Company, Doc Martins, Kenneth Cole, Frye Boot, Wolverine World Wide, Inc. and Skechers, the Company's parent. With respect to its apparel line, the Company's principal competition include brand name manufacturers such as Tommy Hilfiger, Ralph Lauren, Nautica and Guess, Inc.? In varying degrees, depending on the product category involved, the Company competes on the basis of style, price, quality, comfort and brand name prestige and recognition, among other considerations. The Company also competes with numerous manufacturers, importers and distributors of footwear and apparel for the limited shelf-space available for the display of such products to the consumer. Moreover, the general availability of contract manufacturing capacity allows ease of access by new market entrants. Many of the Company's competitors are larger, have achieved greater recognition for their brand names, have captured greater market share and/or have substantially greater financial, distribution, marketing and other resources than the Company. See
"Business -- Competition."

RISKS ASSOCIATED WITH FOREIGN OPERATIONS

     Substantially all of the Company's net sales for the year ended December 31, 1995 and the six months ended June 30, 1996 were derived from sales of footwear manufactured for the Company outside of the United States. Approximately half of the Company's royalty income from sales of products bearing the Kani brand name by sublicensees for the same periods was from the sale of products manufactured outside the United States.

     Foreign manufacturing is subject to a number of risks, including work stoppages, transportation delays, changing economic conditions, expropriation, nationalization, the imposition of tariffs, import and export controls and other nontariff barriers and changes in domestic and foreign governmental policies, any of which could have an adverse affect on the Company's business. While the Company has not experienced material losses as a result of fluctuation in the value of foreign currencies and does not engage in currency hedging, currency fluctuations could adversely affect the Company in the future. In regards to apparel manufactured by sublicensees, there can be no assurance that the sublicensees will be able to obtain quotas in the future (necessary for the exportation of sublicensed products) in sufficient quantity and at acceptable prices. Also, the Company may be subjected to additional duties, significant monetary penalties, the seizure and the forfeiture of the products the Company is attempting to import or the loss of its import privileges if the Company or its suppliers are found to be in violation of United States laws and regulations applicable to the importation of the Company's products. Such violations may include (i) inadequate record keeping of its imported products, (ii) misstatements or errors as to the origin, quota category, classification, marketing or valuation of its imported products, (iii) fraudulent visas or (iv) labor violations under United States or foreign laws. Although the Company monitors its own compliance and the compliance of its suppliers with these laws and regulations, there can be no assurance that the Company will not incur significant penalties (monetary or otherwise) if the United States Customs Service determines that these laws or regulations have been violated or that the Company failed to exercise reasonable care in its obligations to comply with these laws or regulations on an informed basis.

DEPENDENCE ON CONTRACT MANUFACTURERS

     The Company's footwear products are currently manufactured by independent contract manufacturers located primarily in China, Macau, Korea, Mexico, Romania and Taiwan. The Company has no long-term contracts with its manufacturers and competes with other footwear companies for production facilities. Although the Company has established close working relationships with its principal manufacturers, the Company's future success will depend, in large part, on maintaining such relationships and developing new relationships. There can be no assurance that the Company will not experience difficulties with such manufacturers, including reduction in the availability of production capacity, failure to meet production deadlines or increases in manufacturing costs. In the event that the Company's current manufacturers were for any other reason to cease doing business with the Company, the Company could experience an interruption in the manufacture of its products that could have an adverse effect on the Company's business and results of operation. Although the Company believes that it could find alternative sources to manufacture its products within 90 to 120 days after the date of disruption, establishment of new manufacturing relationships involves various uncertainties, including payment terms, costs of manufacturing, adequacy of manufacturing capacity, quality control and timeliness of delivery. The Company cannot predict whether it will be able to establish new manufacturing relationships, either in the countries in which it currently does business or in other countries in which it does not currently do business, that will be as a favorable as those that now exist. See "Business -- Manufacturing."

RISKS ASSOCIATED WITH DOL INVESTIGATIONS

     In recent months, a number of garment manufacturing companies throughout the United States have been fined by the U.S. Department of Labor (the "DOL") for violations of applicable labor laws and regulations; and the DOL has seized goods manufactured by the responsible companies in order to assure that such companies comply with the applicable laws and regulations and/or to obtain payment of those fines from firms that have contracted with the responsible companies. The DOL has also held discussions with several sourcing companies regarding the implementation of programs to monitor the compliance with these laws and regulations by the garment manufacturing companies with which they contract. Recently, the DOL, together with the California Department of Industrial Relations and Cal/OSHA, in the Targeted Industries Partnership Program, investigated and cited several southern California garment manufacturing companies. Furthermore, in the past year there has been an increasing trend by political activists to require the application of United States labor laws on foreign countries and to impose pressure on foreign manufacturers for human rights violations. The Company does not engage in the garment manufacturing business. However, if any of its sublicensees were to become subject to DOL action or enforcement action undertaken by the California Department of Industrial Relations or Cal/OSHA, or if the Company were to become a target of political activists, it could have a material adverse effect on the Company's business, financial condition and results of operations.

MANAGEMENT OF GROWTH

     The Company has experienced rapid growth over the past three years. However, the Company remains vulnerable to a variety of business risks generally associated with rapidly growing companies. The Company intends to continue to pursue an aggressive growth strategy through expanded marketing and promotion efforts, frequent introductions of products, broader lines of casual and performance footwear, such as the expansion of its athletic footwear line, as well as apparel and other accessories and increased international market penetration. To the extent the Company is successful in increasing sales of its products, a significant strain may be placed on its financial, management and other resources, including the services to be provided to the Company by Skechers pursuant to the Management Agreement. The Company's future performance will depend in part on its ability to manage change in both its domestic and international operations and will require the Company to attract, train, manage and retain management, sales, marketing and other key personnel. The Company's ability to manage its growth effectively will require it to continue to improve its operational and financial control systems, infrastructure and management information systems. There can be no assurance that the Company will be successful in such efforts, and the inability of the Company's management to manage growth effectively and to balance its time between the operations of the Company and Skechers could have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Reliance on and Conflicts of Interest with Skechers", "Business -- Sales and Marketing" and "Management."

RELIANCE ON KEY CUSTOMERS

     During the year ended December 31, 1995 and the six month period ended June 30, 1996, the Company's net sales to its five largest customers accounted for approximately 21.4% and 28.8%, respectively, of total net sales. During both periods, the Company's largest customer was a shoe discount operation which sold the Company's discontinued products as it shifted its primary focus from high priced utility/multi-purpose footwear. Although the Company has long-term relationships with many of its customers, none of its customers has any contractual obligations to purchase the Company's products. The loss of or significant decrease in business from any of the Company's major customers could have a material adverse effect on its business, financial condition and results of operations. See "Business -- Sales and Marketing."

DEPENDENCE ON SUBLICENSEES

     With respect to its apparel operations, the Company sublicenses the sale of apparel to selected sublicensees in exchange for a royalty obligation. The failure of the Company to attract qualified sublicensees may adversely affect the Company's ability to increase revenue. In addition, the sublicensees may have existing relationships with, or may undertake relationships with, the Company's direct competitors. If the Company is unable to develop and maintain effective, long-term relationships with sublicensees, or if such sublicensees fail to effectively promote and distribute the Company's products or meet the needs of their customers in a timely fashion, or at all, the Company could experience a loss of revenues and/or injury to its reputation or brand name, any of which would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Licensing."

PROPRIETARY RIGHTS

     The Company relies on copyright and trade secret protection, non-disclosure agreements and licensing arrangements to establish, protect and enforce proprietary rights in its products. Despite the Company's efforts to safeguard and maintain its proprietary rights, there can be no assurance that the Company will be successful. There can be no assurance that third parties will not assert intellectual property claims against the Company in the future. Such claims, if proved, could materially and adversely affect the Company's business and results of operations. In addition, although any such claims may ultimately prove to be without merit, the necessary management attention to and legal costs associated with litigation or other resolution of such claims could materially and adversely affect the Company's business and results of operations. The laws of certain foreign countries do not protect intellectual property rights to the same extent or in the same manner as do the laws of the United States. Although the Company continues to implement protective measures and intends to defend its proprietary rights vigorously, there can be no assurance that these efforts will be successful or that the costs associated with protecting its rights in certain jurisdictions will not be prohibitive.

NO DIVIDENDS

     The Company has never paid cash or other dividends on its Common Stock. It is the Company's intention to retain its earnings, if any, to finance the operation and expansion of its business and, therefore, it does not expect to pay any cash dividends in the foreseeable future. See "Dividend Policy."

NO ASSURANCE OF PUBLIC MARKET; POSSIBLE VOLATILITY OF SHARE PRICE; DILUTION

     Prior to this offering, there has been no public trading market for the Common Stock of the Company. There can be no assurance that a regular trading market for the Common Stock will develop after this offering or that, if developed, it will be sustained. The initial public offering price for the Common Stock being sold by the Company in this offering has been determined by negotiations between the Company and the Representative and does not necessarily reflect the Company's book value or other established criteria of value. The market price for the Company's Common Stock following this offering may be highly volatile as has been the case with the securities of other companies in emerging businesses. Factors such as the Company's financial results and introduction of new products by the Company or its competitors, and various factors affecting the footwear and apparel industries generally, may have a significant impact on the market price of the Company's securities. Purchasers of Common Stock in this offering will suffer an immediate substantial dilution of $6.98 per share of Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

     Upon consummation of this offering, the Company will have 4,000,000 shares of Common Stock outstanding, of which the 1,400,000 shares of Common Stock offered hereby will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"). The remaining 2,600,000 shares of Common Stock outstanding, all of which are held by Skechers, are "restricted securities," as that term is defined under Rule 144 promulgated under the Securities Act and may be sold, subject to certain conditions, without registration pursuant to Rule 144 commencing 24 months following the date of this Prospectus. Each of Skechers and each of the officers and directors of the Company have agreed not to sell any shares of Common Stock owned by them for a period of 12 months after the date of this Prospectus without the prior written consent of Joseph Charles & Associates, Inc. ("Joseph Charles"). No prediction can be made as to the effect, if any, that sales of shares of Common Stock or even the availability of such shares for sale will have on the market prices prevailing from time to time. The possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities. See "Shares Eligible for Future Sale" and "Underwriting."

SUBSTANTIAL NUMBER OF SHARES RESERVED FOR FUTURE ISSUANCE

     The Company has reserved (i) an aggregate of 400,000 shares of Common Stock for issuance to key employees, officers, directors and consultants and other third parties pursuant to the exercise of options under the Stock Option Plan, none of which have been granted, and (ii) 140,000 shares of Common Stock for issuance pursuant to the Representative's Warrant to be issued in this offering. The existence of the aforementioned warrant and any other options or warrants that may be granted in the future may prove to be a hinderance to future equity financing by the Company. Further, the holders of such warrants and options may exercise them at a time when the Company would otherwise be able to obtain additional equity capital on terms more favorable to the Company. See "Description of Securities."

                                  THE COMPANY

     The Company was incorporated in the State of California on September 10, 1996. The footwear operations to be contributed by Skechers pursuant to the Contribution Transaction has been conducted by Skechers since 1993 and commenced operations on November 1, 1993.

     On the effective date of this offering, Skechers will contribute to the Company the Master License covering all products marketed and sold under Kani brand name and all assets relating to the ongoing footwear business conducted by Skechers to the extent such assets are used by Skechers solely in connection with the sale of the products under the Kani brand name, together with the rights to certain customer lists, in exchange for shares representing 100% of the Common Stock of the Company. The Company will also assume all liabilities associated with such contributed assets, whether known or unknown, but excluding amounts lent to Skechers by the Greenberg Family Trust, of which Robert Greenberg, the Company's Chief Executive Officer, is a trustee. For financial reporting purposes, such assets and liabilities will be recorded by the Company at the carrying value of Skechers. Also, certain personnel employed by Skechers in the ongoing footwear business of Kani (seven persons at October 15, 1996) are expected to become employees of the Company. References to the Company prior to the Contribution Transaction refer to the Company as an operating division of Skechers. The Company and Skechers will enter into the Management Agreement effective as of the effective date of this offering under which Skechers will provide various general and administrative services to the Company, including the services of the executive officers of the Company who are also employees of Skechers, data processing, human resources administration, finance and accounting, accounts receivable and collection, check processing, payment of accounts payable, inventory control, and the use of its facilities. Skechers will be obligated to provide these services for a period of not less than five years; however, the Company may terminate the agreement at any time. The Company will pay Skechers on a monthly basis for such services in an amount equal to 15% of the Company's net sales for the preceding month. The services will be accounted for on the Company's financial statements as general and administrative expenses, specifically excluding bad debt and design services. As a result of the Contribution Transaction, a majority of the equity capital of the Company will be contributed by investors in this offering; however, such investors will only hold approximately 35% of the outstanding equity of the Company. Historical financial information presented herein and information under the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" should be regarded solely as background information and may not be indicative of future results which may vary substantially and adversely from those shown herein. For a description of certain pro forma financial information of the Company after the Contribution Transaction, see "Certain Transactions -- The Contribution Transaction" and "Pro Forma Financial Data."

     The principal executive offices of the Company are located at 228 Manhattan Beach Boulevard, Suite 200, Manhattan Beach, California 90266, and its telephone number is (888) 222-KANI.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,400,000 shares of Common Stock being offered by the Company hereby (assuming an initial public offering price of $11.00 per share), after deducting underwriting discounts and commissions and offering expenses, are estimated to be approximately $12,984,000 (approximately $15,068,000 if Underwriters' over-allotment option is exercised in full). The Company intends to apply the net proceeds to advertise, domestically and internationally, the Kani brand name (approximately 35%); secure athletic endorsements of the Company's products (approximately 10%); establish concept shops in major department stores and specialty retail stores for the distribution of the Company's products, (approximately 10%); and the balance for working capital and general corporate purposes.

     The projected expenditures described above are estimates and approximations only and do not represent firm commitments of the Company. In the event that the Company's plans change, or if the proceeds of this offering or cash flow otherwise prove to be insufficient to fund operations, the Company may find it necessary or advisable to reallocate some of the proceeds within the categories above described or may be required to seek additional financing or curtail its expansion activities. There can be no assurance that any additional financing will be available to the Company or on commercially reasonable terms.

     The Company currently has no plans or intention to acquire any specific business, and there are no negotiations, arrangements or understandings with respect to any such acquisitions. While the Company has established no formal guidelines with respect to any such acquisitions, management may consider acquisitions of other businesses should such opportunities become available which are complementary to its business and which are expected to enhance shareholder value. In such cases, a portion of the net proceeds to the Company from this offering may be used to make such acquisitions.

     Proceeds not immediately required for the purposes described above will be invested principally in short term bank certificates of deposit, short term investment grade securities, United States Government obligations or money market instruments.

                                DIVIDEND POLICY

     To date, the Company has not declared or paid any dividends on its Common Stock. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, if any, its capital requirements and financial condition and other relevant factors. The Company does not expect to declare or pay any dividends in the foreseeable future. The Company's ability to pay dividends will be restricted pursuant to the Heller Loan. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth the short-term debt and capitalization of the Company (i) as of June 30, 1996, (ii) on a pro forma basis to reflect the Contribution Transaction and (iii) pro forma as adjusted to give effect to the sale of the 1,400,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $11.00 per share. The capitalization of the Company should be read in conjunction with the Company's Financial Statements and the notes thereto included elsewhere in this Prospectus.

                                                                         JUNE 30, 1996
                                                            ---------------------------------------
                                                                                         PRO FORMA
                                                            ACTUAL     PRO FORMA(1)     AS ADJUSTED
                                                            -------    ------------     -----------
                                                               (IN THOUSANDS, EXCEPT SHARE DATA)
Short-term borrowings.....................................   $1,702       $1,702          $ 1,702
                                                             ======       ======           ======
Long-term note to shareholder of Skechers.................   $2,263       $   --          $    --
                                                             ------       ------           ------
Owners' equity:
  Preferred Stock, no par value; 5,000,000 shares
     authorized, no shares issued and outstanding.........       --           --               --
  Common Stock, no par value; 25,000,000 shares
     authorized, no shares issued and outstanding, actual;
     2,600,000 shares issued and outstanding, pro forma;
     4,000,000 shares issued and outstanding, as
     adjusted(2)..........................................       --        3,110           16,094
Division equity(3)........................................      847           --               --
                                                             ------       ------           ------
Owners' equity............................................      847        3,110           16,094
                                                             ------       ------           ------
Total capitalization......................................   $4,812       $4,812          $17,796
                                                             ======       ======           ======

---------------

(1) Reflects pro forma adjustments to historical data for the elimination of note payable to a shareholder of Skechers which note will be retained by Skechers.

(2) Does not include a total of 400,000 shares of Common Stock reserved for issuance upon the exercise of options available for grant under the Company's Stock Option Plan, none of which have been granted.

(3) Represents the excess of net assets over net liabilities which will be converted to Common Stock at the date of the Contribution Transaction.

                            SELECTED FINANCIAL DATA
                     (in thousands, except per share data)

     The selected financial data set forth below have been derived from the financial statements of the Company and the related notes thereto. The statement of earnings data for the period from November 1, 1993 (commencement of operations) to December 31, 1993 and the years ended December 31, 1994 and 1995 and the balance sheet data as of December 31, 1993, 1994 and 1995 are derived from the financial statements of the Company, which have been audited by KPMG Peat Marwick LLP, independent auditors. Financial data as of June 30, 1996 and for the six months ended June 30, 1995 and 1996, are unaudited, but, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of such data. The results of operations for the six months ended June 30, 1996 are not necessarily indicative of the results to be expected for the entire year. The following selected financial data should be read in conjunction with the Company's financial statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this Prospectus.

                                                                                                          SIX MONTHS
                                                                                YEAR ENDED                   ENDED
                                                                               DECEMBER 31,                JUNE 30,
                                                                        ---------------------------     ---------------
                                                                        1993(1)    1994      1995        1995     1996
                                                                        -------   -------   -------     ------   ------
STATEMENT OF EARNINGS DATA:
  Net sales...........................................................  $3,356    $19,884   $18,063     $8,571   $6,774
  Cost of sales.......................................................   2,060     11,895    13,373      6,456    4,775
                                                                        ------    -------   -------     ------   ------
  Gross profit........................................................   1,296      7,989     4,690      2,115    1,999
  Royalty income, net.................................................      --      1,087     1,267        698      491
  Operating expenses..................................................     750      4,988     5,116      2,611    2,099
                                                                        ------    -------   -------     ------   ------
  Earnings from operations............................................     546      4,088       841        202      391
  Interest expense....................................................     (24 )     (718)     (532)      (285)    (234)
  Other, net..........................................................      --          4         3         --       23
                                                                        ------    -------   -------     ------   ------
  Earnings (loss) before income taxes and extraordinary item..........     522      3,374       312        (83)     180
  Income taxes........................................................      13         51         4         (1)       3
                                                                        ------    -------   -------     ------   ------
  Earnings (loss) before extraordinary item...........................     509      3,323       308        (82)     177
  Extraordinary item, net of taxes (2)................................      --         --       443        443       --
                                                                        ------    -------   -------     ------   ------
  Net earnings........................................................  $  509    $ 3,323   $   751     $  361   $  177
                                                                        ======    =======   =======     ======   ======
SUPPLEMENTAL STATEMENT OF EARNINGS DATA (3):
  Earnings before income taxes........................................  $  522    $ 3,374   $   762     $  367   $  180
  Income taxes........................................................     214      1,383       312        150       74
                                                                        ------    -------   -------     ------   ------
  Net earnings........................................................  $  308    $ 1,991   $   450     $  217   $  106
                                                                        ======    =======   =======     ======   ======
  Net earnings per share before extraordinary item....................                      $  0.07              $   --
  Net earnings per share(2)...........................................                         0.17                0.04
                                                                                            =======              ======
  Weighted average common shares outstanding(4).......................                        2,600               2,600
                                                                                            =======              ======

                                                                                                  JUNE 30, 1996
                                                                                        ----------------------------------
                                                                 DECEMBER 31,                                   PRO FORMA
                                                          --------------------------                 PRO           AS
                                                           1993      1994      1995     ACTUAL    FORMA(5)     ADJUSTED(6)
                                                          ------    ------    ------    ------    ---------    -----------
BALANCE SHEET DATA:
  Working capital.......................................  $2,732    $3,226    $2,009    $1,765     $ 1,765       $14,749
  Total assets..........................................   5,246    11,457     7,412     5,665       5,665        18,649
  Short-term borrowings.................................   1,543     4,277     3,056     1,702       1,702         1,702
  Long-term note to shareholder of Skechers.............   2,024     3,225     2,062     2,263          --            --
  Owners' equity........................................     708     1,475     1,335       847       3,110        16,094

---------------

(1) Reflects the period from November 1, 1993 (commencement of operations) to December 31, 1993.

(2) Includes extraordinary gain of $443,000 net of income taxes of $7,000 for the year ended December 31, 1995 and the six months ended June 30, 1995, respectively, resulting from the acceleration of payment of a note. See Note 9 of Notes to Financial Statements.

(3) Reflects adjustments for Federal and state income taxes as if the Company had been taxed as a "C" Corporation rather than an "S" Corporation.

(4) For information pertaining to the weighted average number of shares outstanding, see Note 2 of Notes to Financial Statements.

(5) Gives effect to the Contribution Transaction as that term is defined herein. See "Risk Factors -- Recently Formed Enterprise; the Contribution Transaction" and "The Company."

(6) As adjusted to give effect to the sale of the Common Stock offered by the Company hereby based upon an assumed initial public offering price of $11.00 per share. See "Use of Proceeds" and "Capitalization."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The financial statements of the Company were prepared on the basis of the historical operations of the Company as a division of Skechers. The Company began its operations on November 1, 1993. Historical financial information presented herein should be regarded solely as background information. References herein to the Company refer to it as an operating division of Skechers. See Note 1 of Notes to Financial Statements. There can be no assurance that the results of the Company as a division of Skechers are indicative of future results, which may vary substantially and adversely from those shown herein.

     Since its inception through the effective date of this offering, Skechers conducted the operations of the Company as a division during which time Skechers provided financing and administrative services (including human resource administration, data processing, payroll, and finance and accounting) and charged the division for such services through an intercompany allocation. The financial statements included elsewhere herein reflect management's allocation of certain expenses. The expenses allocated from Skechers are based on the specific nature of the expense and/or formula which management believes fairly allocated expenses to the Company. Management believes that such allocations for corporate services and overhead are reasonable under the circumstances; however, these allocations are not necessarily indicative of the costs and expenses that would have resulted if the Company had been operated as a separate entity.

     In 1995, the Company began to refocus strategically its efforts towards the design and development of performance athletic footwear. Prior to that time, the Company had not developed any athletic footwear products. The development of the Company's performance athletic footwear line was not complete until the conclusion of the six month period ended June 30, 1996 and sales of this line did not commence until July 1996. The Company intends to expend additional amounts on the development and marketing of its athletic footwear line. See "Risk Factors -- Refocus of Business and New Product Introduction."

THE CONTRIBUTION TRANSACTION

     On the effective date of this offering, Skechers will contribute to the Company the Master License covering all products marketed and sold under the Kani brand name and all assets relating to the ongoing footwear business conducted by Skechers to the extent such assets are used by Skechers solely in connection with the sale of products under the Kani brand name, together with the rights to certain customer lists, in exchange for shares representing 100% of the Common Stock of the Company. The Company will also assume all liabilities associated with such contributed assets, whether known or unknown, excluding amounts lent to Skechers by the Greenberg Family Trust, of which Robert Greenberg, the Company's Chief Executive Officer, is a trustee. For financial reporting purposes, such assets and liabilities will be recorded by the Company at the carrying value of Skechers. The Company and Skechers will enter into the Management Agreement effective as of the effective date of this offering under which Skechers will provide various general and administrative services to the Company, including, the services of the executive officers of the Company who are also employees of Skechers, data processing, human resources administration, finance and accounting, accounts receivable and collection, check processing, payment of accounts payable, inventory control, and the use of its facilities. Skechers will be obligated to provide these services for a period of not less than five years; however, the Company may terminate the agreement at any time. The Company will pay Skechers on a monthly basis for such services in an amount equal to 15% of the Company's net sales for the preceding month. As a result of the Contribution Transaction, a majority of the Company's equity capital will be contributed by investors in this offering; however, such investors will only hold approximately 35% of the outstanding equity of the Company. For a description of certain pro forma financial information of the Company after the Contribution Transaction, see "Certain Transactions -- The Contribution Transaction" and "Pro Forma Financial Data."

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated, selected information from the Company's results of operations as a percentage of net sales.

                                                      YEAR ENDED                 SIX MONTHS ENDED
                                                     DECEMBER 31,                    JUNE 30,
                                             -----------------------------       -----------------
                                             1993(1)     1994        1995        1995        1996
                                             -----       -----       -----       -----       -----
Net sales..................................  100.0%      100.0%      100.0%      100.0%      100.0%
  Cost of sales............................   61.4        59.8        74.0        75.3        70.5
                                             -----       -----       -----       -----       -----
  Gross profit.............................   38.6        40.2        26.0        24.7        29.5
Royalty income, net........................     --         5.5         7.0         8.1         7.2
Operating expenses:
  General and administrative...............   11.9        17.3        19.1        20.0        21.0
  Selling..................................   10.1         7.4         8.6        10.1         9.2
  Research and development.................    0.3         0.4         0.6         0.3         0.8
                                             -----       -----       -----       -----       -----
     Earnings from operations..............   16.3        20.6         4.7         2.4         5.8
Pro forma income taxes.....................    6.4         7.0         1.7         1.8         1.1
                                             -----       -----       -----       -----       -----
Pro forma net earnings.....................    9.2%       10.0%        2.5%        2.5%        1.6%
                                             =====       =====       =====       =====       =====

---------------

(1) Reflects the period from November 1, 1993 (commencement of operations) to December 31, 1993.

  SIX MONTHS ENDED JUNE 30, 1996 COMPARED TO SIX MONTHS ENDED JUNE 30, 1995

     Net Sales. Net sales decreased $1.8 million, or 20.9%, to $6.8 million for the six months ended June 30, 1996 from $8.6 for the six months ended June 30, 1995 primarily due to the Company's change in strategic focus in 1995. In the first six months of 1996, the Company's volume of footwear sales was down from the comparable period of 1995 due to the following factors: (i) development of the Company's performance athletic footwear line was not complete until the end of June 1996 and sales of this line did not commence until July 1996 and (ii) during the six month period ended June 30, 1995, the Company was in the process of repositioning its product lines from high priced non-athletic footwear to moderately priced casual, multi-purpose and performance athletic footwear. For these reasons, the 1995 period included a high volume of close-out sales.

     Cost of Sales. Cost of sales consists of freight costs, insurance, import duties and the cost of footwear from the manufacturers. Cost of sales decreased 26.0% to $4.8 million for the six months ended June 30, 1996 from $6.5 million for the six months ended June 30, 1995. The absolute dollar decrease in cost of sales was due principally to the reduction in volume of footwear sold as discussed above.

     Gross Profit. The Company's gross profit margin increased to 29.5% as a percentage of net sales for the six months ended June 30, 1996 compared to 24.7% for the prior year period primarily from fewer pairs of shoes being sold at closeout prices than the earlier comparative period.

     Royalty Income. Royalty income decreased to $491,000 for the six months ended June 30, 1996 compared to $698,000 for the six months ended June 30, 1995. The Company receives royalty income based upon a percentage of sales of its sublicensees. In the six months ended June 30, 1996, the Company's principal sublicensee reported a reduction in sales volume due to the bankruptcy of one of its major retail customers, Merry Go Round. The Company anticipates that royalties received from its sublicensing operations may make an increased contribution to the Company's financial performance if and when new sublicensees are added and sales of sublicensed products expand, of which there can be no assurance.

     General and Administrative Expenses. General and administrative expenses decreased 17.2% to $1.4 million for the six months ended June 30, 1996 from $1.7 million for the six months ended June 30, 1995. During both periods, general and administrative expenses were calculated as a pro rata share of certain administrative costs based on relative assets and liabilities of the Company, as a division of Skechers. The absolute dollar decrease in general and administrative expenses in the six months ended June 30, 1996 was due principally to the effect of applying the allocation formula to the reduced volume of the Company's net sales as compared to those of Skechers. In the future, pursuant to the Management Agreement, Skechers will provide the Company with general and administrative services at a monthly fee of 15% of the Company's net sales. See "-- The Contribution Transaction" and "Pro Forma Financial Data."

     Selling Expenses. Selling expenses generally include sales commissions and incentives, advertising, promotions and tradeshows. Selling expenses decreased to $622,000 for the six months ended June 30, 1996 from $864,000 for the six months ended June 30, 1995, a 28.0% decrease, primarily due to the reduction in footwear sales. Since the Company is introducing its new line of athletic footwear, it is likely that selling expenses will dramatically increase as the Company spends a substantial amount of the proceeds from the offering and from product sales on promotion. During at least the first six months of 1997, net sales will not likely be adequate to cover overall expenses in light of the Company's advertising and promotional activities. To the extent net sales are not adequate to cover such selling expenses, the Company will incur losses which would have a material adverse effect on the Company's business, financial condition and results of operations.

     Research and Development Expenses. Research and development expenses increased by 92.6% to $52,000 for the six months ended June 30, 1996 from $27,000 for the six months ended June 30, 1995 primarily due to an increase in the development of the Company's performance athletic footwear line. The Company expects that research and development costs will increase in future periods due to further development of the Company's performance athletic footwear line, and to a lesser extent, development of the Company's other footwear lines such as utility/multi-purpose footwear.

     Pro Forma Income Taxes. Pro forma income taxes reflect adjustments for Federal and state income taxes as if the Company had been taxed as a "C" corporation rather than an "S" corporation. Pro forma income taxes have been provided at 41% for Federal and state purposes.

  YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Net Sales. Net sales decreased by $1.8 million, or 9.2%, to $18.1 million for the year ended December 31, 1995 from $19.9 million for the year ended December 31, 1994. In the first six months of 1995, the Company repositioned its product line offerings from high priced footwear to moderately priced casual, multi-purpose and performance athletic footwear. As a result, net sales were reduced as additional markdowns, discounts, and other promotional allowances were made to reduce inventory lines. The effect was offset in part by increased volume of pairs of shoes as compared to the prior period.

     Cost of Sales. Although sales decreased in 1995 as compared to 1994, cost of sales increased $1.5 million, or 12.4%, to $13.4 million for the year ended December 31, 1995 from $11.9 million for the year ended December 31, 1994 primarily due to increase in volume of footwear sold.

     Gross Profit. Gross profit decreased by $3.3 million, or 41.3%, to $4.7 million for the year ended December 31, 1995 from $8.0 million for the year ended December 31, 1994. The decrease in gross profit was attributable to the sales of a greater quantity of footwear sold at discounted prices.

     Royalty Income. Royalty income increased by approximately $180,000, or 16.6%, to $1.3 million for the year ended December 31, 1995 from $1.1 million for the year ended December 31, 1994. The increase was the result of experiencing a full year of royalty income during 1995 since the Company did not sublicense the Kani brand name until mid 1994.

     General and Administrative Expenses. General and administrative expenses remained relatively stable at $3.4 million for each of the years ended December 31, 1995 and 1994. As a percentage of net sales, general and administrative expenses increased to 19.1% for the year ended December 31, 1995, from 17.3% for the year ended December 31, 1994. During both periods, general and administrative expenses were calculated as a pro rata share of certain administrative costs based on relative assets and liabilities of the Company, as a division of Skechers. In the future, pursuant to the Management Agreement, Skechers will provide the

Company with general and administrative services at a monthly fee of 15% of the Company's net sales. See "-- The Contribution Transaction" and "Pro Forma Financial Data."

     Selling Expenses. Selling expenses increased 6.0% to $1.6 million for the year ended December 31, 1995 from $1.5 million for the year ended December 31, 1994 primarily because the Company offered more commissions and incentives in order to introduce new product offerings and to sell its discontinued footwear products.

     Research and Development Expenses. Research and development expenses increased by $37,000, or 46.3%, to $117,000 for the year ended December 31, 1995 from $80,000 for the year ended December 31, 1994 primarily due to the Company's refocus on its new performance athletic footwear products.

     Pro Forma Income Taxes. Pro forma income taxes reflect adjustments for Federal and state income taxes as if the Company had been taxed as a "C" corporation rather than an "S" corporation. Pro forma income taxes have been provided at 41% for Federal and state purposes.

  YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

     Net Sales. Net sales increased to $19.9 million for the year ended December 31, 1994 from $3.4 million for the year ended December 31, 1993. Since the Company did not begin its operations until November 1, 1993, the increase was a result of experiencing a full year of sales.

     Cost of Sales. Cost of sales increased to $11.9 million for the year ended December 31, 1994 from $2.1 million for the year ended December 31, 1993. However, the cost of sales as a percentage of net sales decreased to 59.8% for the year ended December 31, 1994 from 61.4% for the year ended December 31, 1993. The increase in absolute dollars was primarily due to the Company's first full year of sales, while the decrease as a percentage of net sales was due to higher sales levels.

     Gross Profit. Gross profit increased $6.7 million to $8.0 million for the year ended December 31, 1994 from $1.3 million for the year ended December 31, 1993 as a result of a full year of sales compared to two months of sales during 1993.

     Royalty Income. Royalty income increased to $1.1 million for the year ended December 31, 1994 from zero for the year ended December 31, 1993 as a result of entering into the Master License with Karl Kani and then subsequently entering into a sublicense agreement in 1994.

     General and Administrative Expenses. General and administrative expenses increased to $3.4 million for the year ended December 31, 1994 from $399,000 for the year ended December 31, 1993 primarily due to the allocation of expenses of a full year of sales as compared to expenses from two months of sales during 1993. During both periods, general and administrative expenses were calculated as a pro rata share of certain administrative costs based on relative assets and liabilities of the Company, as a division of Skechers. In the future, pursuant to the Management Agreement, Skechers will provide the Company with general and administrative services at a monthly of 15% of the Company's net sales. See
"-- The Contribution Transaction" and "Pro Forma Financial Data."

     Selling Expenses. Selling expenses increased to $1.5 million for the year ended December 31, 1994, from $340,000 for 1993. The increase was attributable to the Company's first full year of sales in 1994.

     Research and Development Expenses. Research and development expenses increased from $11,000 for the year ended December 31, 1993 to $80,000 for the year ended December 31, 1994, while, as a percentage of net sales, research and development remained relatively stable at 0.3% for 1993 and 0.4% for 1994. The increase in research and development expenses in absolute dollars was primarily due to a full year of expenses.

     Pro Forma Income Taxes. Pro forma income taxes reflect adjustments for Federal and state income taxes as if the Company had been taxed as a "C" corporation rather than an "S" corporation. Pro forma income taxes have been provided at 41% for Federal and state purposes.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's need for funds arises primarily from its working capital requirements, including the need to finance its inventory and receivables. The Company's working capital was $3.2 million and $2.0 million at December 31, 1994 and 1995, respectively, and $1.8 million at June 30, 1996. The decrease from 1994 to 1995 was primarily due to the reduction of the Company's inventory of high priced footwear.

     The Company has funded its operations primarily through loans from shareholders and a line of credit from Heller. At December 31, 1994 and 1995 and June 30, 1996, the Company was allocated $3.2 million, $2.1 million and $2.3 million, respectively, of an unsecured note payable to the Greenberg Family Trust, of which Robert Greenberg, the Company's Chief Executive Officer, is a trustee, by Skechers, bearing interest at 6%, 8% and 8%, respectively, due on demand through October 1997. The Company recorded interest expense of approximately $193,000, $165,000 and $91,000 related to this note during the years ended December 31, 1994 and 1995 and the six months ended June 30, 1996, respectively. Pursuant to the Contribution Transaction, this note will be retained by Skechers. At December 31, 1994 and 1995 and June 30, 1996, the Company was allocated $4.3 million, $3.1 million and $1.7 million, respectively, of the outstanding balance on a line of credit between Skechers and Heller. The line of credit contains certain restrictive covenants. At June 30, 1996, Skechers was in violation of the working capital and net worth covenants of that line of credit, as to which it received a written waiver. Skechers has informed the Company that it is currently in compliance with the agreement. The line of credit is based upon eligible accounts receivable and inventories of Skechers, including the operations of the Company as a division of Skechers. The borrowings bear interest at the rate of prime (8.5% at December 31, 1994, 1995 and June 30, 1996) plus 3/4%. The line expired on June 21, 1996 and has been extended by the lender on a month-to-month basis. In October 1996, Skechers entered into a letter of intent with Heller to govern the Heller Loan. The Heller Loan will be a line of credit in an aggregate amount up to $12 million to be provided to the Company at the time of the Contribution Transaction. The Heller Loan will be secured by the Company's inventory and receivables and will provide for the issuance of letters of credit up to a maximum of $5 million. The Company will pay a 1% per annum fee on the maximum letter of credit amount plus
 .50% multiplied by the revolving loan commitment less the maximum letter of credit amount. The Company will also pay a floating rate of interest per annum equal to a certain base rate plus .75%. The Heller Loan will contain restrictive covenants.

     Net cash provided by (used in) operating activities totaled $(3.8) million, $215,000 and $2.9 million for the years ended December 31, 1993, 1994 and 1995, respectively, and $2.1 million and $1.9 million for the six months ended June 30, 1995 and 1996, respectively. The increase of net cash provided by operating activities during the years ended 1993, 1994, and 1995 was a result in the increase in sales and the sale of the Company's moderately priced footwear products. Furthermore, the Company's 1993 fiscal year reflected only two months of operating results. The decrease from six months June 30, 1995 to 1996 was due to the Company's emphasis on the development of its performance athletic footwear with a similar reduction in sales of other footwear.

     Net cash used in investing activities was $0, $1.6 million and $74,000 for the years ended December 31, 1993, 1994 and 1995, respectively, and $46,000 and $41,000 for the six months ended June 30, 1995 and 1996, respectively. Cash used in investing activities reflects the licensing of trademarks as a result of entering into the Master License with Karl Kani.

     The Company believes that cash flows from operations and its financing arrangements, along with the net proceeds from this offering should be sufficient to provide the Company with the liquidity necessary to fund its anticipated working capital and capital requirements for the next 12 months.

NEWLY ISSUED ACCOUNTING STANDARDS

     Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121 ("FAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which was issued in March 1995. This statement establishes accounting standards for the recognition and measurement of impairment of long-lived assets, certain identifiable intangibles and goodwill either to be held or disposed of. The adoption of FAS 121 did not have a material impact on the Company's financial position or results of operations.

     Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") which was issued in October 1995. This statement encourages, but does not require, a fair value based method of accounting for employee stock options or similar equity instruments. FAS 123 allows an entity to elect to continue to measure compensation cost under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), but requires pro forma disclosures of net earnings and earnings per share as if the fair value based method of accounting had been applied. The Company has elected to continue to measure compensation cost under APB No. 25, "Accounting for Stock Issued to Employees," and will comply with the pro forma disclosure requirements in its December 31, 1996 financial statements. The adoption of FAS 123 had no impact on the Company's financial position or results of operations.

            KARL KANI DIVISION (A DIVISION OF SKECHERS U.S.A., INC.)
                            PRO FORMA FINANCIAL DATA
                                  (UNAUDITED)

     The following pro forma financial data have been prepared based on the historical audited December 31, 1995 and unaudited six months ended June 30, 1996 financial statements of the Company. The unaudited pro forma financial data give effect to the Contribution Transaction which will occur upon the effective date of this offering. The pro forma adjustments are based upon currently available information and upon certain assumptions that management believes to be reasonable under the circumstances. This pro forma information is for illustrative purposes only and should not be viewed as a projection or forecast of the Company's performance for any future period. These pro forma balance sheet and earnings statements do not purport to represent the Company's actual financial position and results of operations had such events occurred on the aforementioned dates. Such pro forma information should be read in conjunction with the Company's financial statements and the notes relating hereto included elsewhere herein.

     On the effective date of this offering, Skechers will contribute to the Company the Master License covering all products marketed and sold under the Kani brand name and all assets relating to the ongoing footwear business conducted by Skechers to the extent such assets are used by Skechers solely in connection with the sale of products under the Kani brand name, together with the rights to certain customer lists, in exchange for shares representing 100% of the Common Stock of the Company. The Company will also assume all liabilities associated with such contributed assets, whether known or unknown, excluding amounts lent to Skechers by the Greenberg Family Trust, of which Robert Greenberg, the Company's Chief Executive Officer, is a trustee. For financial reporting purposes, such assets and liabilities will be recorded by the Company at the carrying value of Skechers. The Company and Skechers will enter into the Management Agreement effective as of the effective date of this offering under which Skechers will provide various general and administrative services to the Company, including the services of the executive officers of the Company who are also employees of Skechers, data processing, human resources administration, finance and accounting, accounts receivable and collection, check processing, payment of accounts payable, inventory control, and the use of its facilities. Skechers will be obligated to provide these services for a period of not less than five years; however, the Company may terminate the agreement at any time. The Company will pay Skechers on a monthly basis for such services in an amount equal to 15% of the Company's net sales for the preceding month. The services will be accounted for on the Company's financial statements as general and administrative expenses, specifically excluding bad debt and design services.

     As a result of the Contribution Transaction, a majority of the Company's equity capital will be contributed by investors in this offering, however, such investors will only hold approximately 35% of the outstanding equity of the Company. Historical financial information presented herein and information under the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations"' should be regarded solely as background information and may not be indicative of future results which may vary substantially and adversely from those shown herein.

     Amounts reflect pro forma adjustments to historical results for (i) the elimination of interest expense associated with the long term note payable to a shareholder, which note will be retained by Skechers, and (ii) the change in operating expenses associated with the allocation of certain expenses from Skechers, the costs of which will be determined under the Management Agreement. The historical results of operations reflect adjustments for Federal and state income taxes as if the Company had been taxed as a "C" corporation rather than an "S" corporation.

            KARL KANI DIVISION (A DIVISION OF SKECHERS U.S.A., INC.)
                            PRO FORMA FINANCIAL DATA
                                  (UNAUDITED)

                            PRO FORMA BALANCE SHEET

                                                                        AS OF JUNE 30, 1996
                                                            -------------------------------------------
                                                                           ADJUSTMENTS       ADJUSTED
                                                                             FOR THE         FOR THE
                                                                           CONTRIBUTION    CONTRIBUTION
                                                            HISTORICAL     TRANSACTION     TRANSACTION
                                                            ----------     -----------     ------------
                                                                          (IN THOUSANDS)
                                                ASSETS
Trade accounts receivable.................................    $2,077         $    --          $2,077
Other receivables.........................................       311              --             311
                                                            ----------                     ------------
          Total receivables...............................     2,388              --           2,388
Inventories...............................................     1,932              --           1,932
                                                            ----------                     ------------
          Total current assets............................     4,320              --           4,320
Intangible assets.........................................     1,345              --           1,345
                                                            ----------     -----------     ------------
                                                              $5,665         $    --          $5,665
                                                             =======       =========       =========
                                    LIABILITIES AND OWNERS' EQUITY
Short-term borrowings.....................................    $1,702         $    --          $1,702
Accounts payable and accrued expenses.....................       853              --             853
                                                            ----------     -----------     ------------
          Total current liabilities.......................     2,555              --           2,555
Long-term note to shareholder of Skechers.................     2,263          (2,263)(1)          --
                                                            ----------     -----------     ------------
          Total liabilities...............................     4,818          (2,263)          2,555
                                                            ----------     -----------     ------------
Division equity...........................................       847            (847)(1)          --
Common stock..............................................        --           3,110(1)        3,110
                                                            ----------     -----------     ------------
                                                              $5,665         $    --          $5,665
                                                             =======       =========       =========

              See accompanying notes to Pro Forma Financial Data.

            KARL KANI DIVISION (A DIVISION OF SKECHERS U.S.A., INC.)
                            PRO FORMA FINANCIAL DATA
                                  (UNAUDITED)

                        PRO FORMA STATEMENT OF EARNINGS

                                                                 YEAR ENDED DECEMBER 31, 1995
                                                       ------------------------------------------------
                                                                        ADJUSTMENTS          ADJUSTED
                                                                          FOR THE            FOR THE
                                                                        CONTRIBUTION       CONTRIBUTION
                                                       HISTORICAL       TRANSACTION        TRANSACTION
                                                       ----------       ------------       ------------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales............................................   $ 18,063          $     --           $ 18,063
Cost of sales........................................     13,373                --             13,373
                                                         -------           -------            -------
Gross profit.........................................      4,690                --              4,690
Royalty income, net..................................      1,267                --              1,267
Operating expenses...................................      5,116               240(2)           5,356
                                                         -------           -------            -------
Earnings from operations.............................        841               (240)              601
Interest expense.....................................       (532)              165(1)            (367)
Other, net...........................................          3                --                  3
                                                         -------           -------            -------
Earnings before income taxes.........................        312               (75)               237
Income taxes.........................................        128               (31)                97
                                                         -------           -------            -------
Net earnings.........................................   $    184          $    (44)          $    140
                                                         =======           =======            =======
Net earnings per share...............................   $   0.07                             $    .05
Weighted average common shares outstanding...........      2,600                                2,600

                                                                SIX MONTHS ENDED JUNE 30, 1996
                                                       ------------------------------------------------
                                                                        ADJUSTMENTS          ADJUSTED
                                                                          FOR THE            FOR THE
                                                                        CONTRIBUTION       CONTRIBUTION
                                                       HISTORICAL       TRANSACTION        TRANSACTION
                                                       ----------       ------------       ------------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales............................................   $  6,774          $     --           $  6,774
Cost of sales........................................      4,775                --              4,775
                                                         -------           -------            -------
Gross profit.........................................      1,999                --              1,999
Royalty income, net..................................        491                --                491
Operating expenses...................................      2,099               197(2)           2,296
                                                         -------           -------            -------
Earnings from operations.............................        391              (197)               194
Interest expense.....................................       (234)               91(1)            (143)
Other, net...........................................         23                --                 23
                                                         -------           -------            -------
Earnings before income taxes.........................        180              (106)                74
Income taxes.........................................         74               (44)                30
                                                         -------           -------            -------
Net earnings.........................................   $    106          $    (62)          $     44
                                                         =======           =======            =======
Net earnings per share...............................   $   0.04                             $    .02
Weighted average common shares outstanding...........      2,600                                2,600

              See accompanying notes to Pro Forma Financial Data.

                       NOTES TO PRO FORMA FINANCIAL DATA
                                  (UNAUDITED)

(1) Reflects the elimination of the long term note payable to a shareholder of Skechers which note will not be transferred pursuant to the Contribution Transaction (converted to Division Equity) and the related interest costs associated with such debt.

(2) Reflects the change in general and administrative costs associated with the allocation of certain expenses from Skechers, the costs of which will be determined under the Management Agreement at 15% of the Company's net sales.

                                    BUSINESS

GENERAL

     Kani, Inc. is a recently-formed company that has the exclusive right to market and sell products under the "Kani" brand name pursuant to the Master License. The Company designs, develops, markets, and distributes footwear bearing the Kani brand name, and selectively sublicenses the Kani brand name to manufacturers of other products, principally apparel, which are designed by Karl Kani. The Company receives income from the sale of its footwear products, and royalty income from the sale by sublicensees of apparel products bearing the Kani brand name. Prior to this offering, the Company operated as a division of Skechers. The operations of Kani include certain ongoing operations contributed to the Company by Skechers. See "The Company."

     The Company's footwear lines consist of performance athletic footwear, street athletic footwear, utility/multi-purpose footwear, sandals and casual footwear and children's footwear. The Company recently refocused its footwear efforts on the athletic footwear market where the Company seeks to extend further the Kani brand name from the apparel industry into footwear. The Company's footwear is developed by its design team, manufactured by independent contract manufacturers outside the United States and marketed by the Company through salespersons and product promotions.

     The Company sublicenses the Kani brand name to provide for the manufacture and distribution of various types of apparel and merchandise in the United States and foreign markets. The Company sublicenses its trademarks for the purpose of enhancing the Kani image by widening the range and distribution of Kani products without requiring the Company to make a significant capital investment or incur significant operating expenses. Generally, the Company receives an initial royalty payment when it grants a sublicense and receives monthly royalty payments based on the sublicensee's net sales of products covered by the sublicense, provided the sublicensee maintains certain minimum net sales. For the year ended December 31, 1995 and the six months ended June 30, 1996, net royalty income totaled approximately $1.3 million and $491,000, respectively.

     The Company's objective is to build brand name loyalty to the Kani brand name and become a leading footwear and apparel resource serving the contemporary urban market. The Company's overall strategy focuses on the enhancement of the Kani brand image and the maximization of the manufacture and sale of Kani products. To achieve its objective, the Company's strategies include (i) focusing on the athletic footwear market by developing and marketing its new line of performance athletic footwear, (ii) increasing brand name recognition and enhancing the Kani image, (iii) leveraging its management and design expertise, (iv) selectively sublicensing the Kani brand name, (v) continuously developing and introducing innovative footwear products, and (vi) expanding domestic and international distribution.

INDUSTRY OVERVIEW

     Footwear. According to the United States Bureau of Economic Analysis, the 1995 domestic retail market for footwear was approximately $36 billion, which represents a 29% increase between 1985 and 1995, of which approximately $11.4 billion represented athletic footwear. The Company's current primary focus is on the sale of athletic footwear. Sportstyle, a sporting goods industry magazine, reported that Kani brand shoes ranked 22nd in domestic athletic footwear sales for 1995.

     According to an industry report, in 1994, 80% of all athletic shoes were purchased for purposes other than sports and exercise. The Company believes that consumers' athletic footwear purchases are based largely upon style and brand name recognition and are influenced by advertising and athletic endorsements. Unique and identifying features create brand awareness among consumers and allow favorable reputations to be transferred to new products. The Company believes that once consumers build loyalties to brands, they are likely to stay with them.

     The Company believes that the utility/multi-purpose footwear market, consisting primarily of boots, shoes and sandals for outdoor recreational activities such as hiking and casual wear, is driven by consumer demand for highly functional footwear that is rugged and durable as well as fashionable, and by consumer preferences and lifestyles that include more outdoor and recreational activities.

     Apparel. According to the United States Bureau of Economic Analysis, from 1985 to 1995, domestic consumer spending on men's clothing increased approximately 47% with consumers spending approximately $76 billion domestically on men's clothing in 1995. Companies such as Tommy Hilfiger, Ralph Lauren, Nautica, Guess, Inc.? and others have demonstrated that strong brand image in the apparel industry allows expansion and distribution to new markets such as eyewear, watches, fragrances and other apparel accessories. The Company believes it can leverage its success utilizing the Kani brand name in the apparel industry to expand into other target markets.

STRATEGY

     The Company's strategy focuses on the enhancement of the Kani brand image and the maximization of the manufacture and sale of Kani products. The following are the key elements of the Company's strategy.

          Focus on Athletic Footwear. The Company's current primary footwear focus is on the athletic footwear market where the Company seeks to extend further the Kani brand name from the apparel industry into footwear. From late 1993 to 1995 the Company built the Kani brand name by selectively sublicensing the Kani brand name for the manufacture of apparel products and focusing its efforts in the utility/multi-purpose and casual footwear market. Since July 1995, the Company has strategically refocused its footwear efforts towards the production of athletic footwear, primarily high performance basketball shoes aimed at a younger urban audience. This refocus is reflected in Kani's new performance athletic footwear line which was first marketed in early 1996 with results expected in the third quarter of 1996. The Company believes that this strategic focus and the introduction of high performance athletic basketball footwear such as Kani Ball should significantly broaden the Company's customer base, further diversify the Company's product lines and boost profitability.

          Increase Brand Name Recognition and Enhance the Kani Image. The Company believes that enhancement of its brand name image is critical to its success and that significant opportunities exist to leverage the Company's brand image and reputation for style, quality and performance to capture market share in new, related footwear and apparel categories and other products. The Company intends to accomplish this goal through innovative and effective advertising campaigns, strategic marketing efforts to targeted customers and selective sublicensing arrangements to manufacturers and distributors of products that compliment existing Kani product offerings and expand distribution to new markets. For example, the Company intends to use a portion of the proceeds of this offering to secure athletic endorsements for its high performance athletic footwear. Furthermore, substantial proceeds will be utilized to increase the promotion of Kani products through magazines, television and print advertising, to augment with current advertising in such popular magazines such as Vibe, The Source and GQ.

          Leverage Management and Design Expertise. The Company's management and design team consists of persons who are highly experienced in the footwear and apparel industry. The Company has successfully brought together Karl Kani, a nationally recognized clothing designer, with Robert Greenberg, the founder of L.A. Gear and its past President and Chairman. Karl Kani's current firm, Karl Kani Infinity, ranks No. 25 on the 1995 Black Enterprise Industrial/Service
     100 list and was recently named Black Enterprise Company of the Year.
     The Company's apparel line is exclusively designed by Karl Kani and his design team, and he has approval rights of the Company's footwear design and promotion. Robert Greenberg, the Company's Chief Executive Officer, was largely responsible for L.A. Gear's growth in sales from $36 million in 1986, to over $900 million in 1990, and co-founded
     Skechers, together with Michael Greenberg, the Company's President.
     Since the inception of Skechers in 1992, the Company's management team has been responsible for Skechers' growth in sales from $10.9 million in 1993 to over $100 million in 1995. The Company believes this core group translates into an effective and efficient management and design team with proven abilities to recognize and respond to emerging consumer trends and demands.

          Selectively Sublicense Kani Brand Name and Tradebrands. The Company believes that selectively sublicensing the Kani brand name to apparel manufacturers broadens and enhances the Kani image without requiring the Company to make significant capital investments or incur significant operating expenses which would be required if it conducted its own manufacturing operations. Leveraging off the Company's growing reputation for fashion-forward designs and high-quality products, the Company intends to continue to sublicense selectively the Kani brand name for use on clothing and accessories. The Company anticipates that royalties from its sublicensing operations may make an increasing contribution to the Company's financial performance if and when new sublicenses are added and sales of sublicensed products expand.

          New Product Introduction. The Company intends to develop continuously and introduce innovative footwear products that promote the Kani image and incorporate distinctive fabrics, styles and colors and dependable construction to appeal to customers who are looking for "cutting-edge" footwear trends. The Company believes the introduction of additional products, such as its performance athletic footwear, Kani Ball, which is offered in the Company's 1996 product offerings, and the development of other high-performance basketball and athletic footwear, should broaden the Company's customer base and further diversify the Company's product lines. The Company pursues this strategy by reinterpreting its existing products and developing new products with short production runs so as to allow it to introduce frequent product updates incorporating emerging fashion trends.

          The Company also intends further to implement this strategy by increasing its product development and marketing efforts on women's and children's footwear. The Company has expanded its footwear offerings by translating its popular adult athletic and athleisure styles into smaller sizes for children without the attendant costs involved in designing and developing products.

          Expand Domestic and International Distribution. The Company believes significant growth opportunities exist within its current national account base and intends to grow this base through a broadened product line in an attempt to increase the number of retail customers and the number of units sold through each store. The Company's current focus on athletic footwear has been effected through distribution to athletic footwear stores, specialty retailers and upscale department stores who market products that are consistent with the Company's standards and that provide a high level of customer service and expertise. The Company plans to continue to pursue this strategy by opening additional "concept shops" which focus exclusively on the distribution of Kani products within department stores and specialty retail stores. The Company currently has "concept shops" in Marshall Fields in Chicago and in Macy's in each of Manhattan and Brooklyn, New York, and is currently negotiating to establish additional shops with a major southeast department chain. The Company is also seeking to capitalize on international markets opportunities where the Company believes that many of its international target customers similarly identify with the lifestyles of their counterparts in the United States. The Company's international distributor base currently consists of Australia and Switzerland, and the Company recently entered into a distribution agreement with Achilles Corporation, with Mitsubishi Corporation ("Mitsubishi") as the import agent, to be the Company's sole distributor in Japan. See "-- Sales and Marketing."

PRODUCTS

     The Company's products, including those which are sold by sublicensees of the Kani brand name, are divided into two broad categories -- footwear (athletic, utility/multi-purpose and casual shoes) and apparel. The Company's footwear is developed by its design team while Karl Kani has the ability to approve all footwear designs. The Company designs and develops all of its footwear products, and manufactures them through independent contract manufacturers located primarily in China, Macau, Korea, Mexico, Romania and Taiwan. The footwear products are marketed by the Company through sales persons and product promotions. The Company's footwear sales were approximately $18.1 million and $6.8 million for the year ended December 31, 1995 and six months ended June 30, 1996, respectively. The Company does not currently manufacture any apparel. All of its apparel sales are made by sublicensees of the Kani brand name under the Master License. Karl Kani is the exclusive designer of all such apparel. See "-- Licensing." Royalty income recognized under sublicense agreements represented 7.0% and 7.2% of total sales for the year ended December 31, 1995 and the six months ended June 30, 1996, respectively.

FOOTWEAR

     The Company currently offers athletic footwear, consisting of performance and street athletic footwear, utility/multi-purpose footwear consisting of boots and leather shoes with lug soles for outdoor activities, and casual footwear consisting of sandals and casual dress footwear. Commencing in 1995, the Company strategically refocused its product design and development and marketing efforts in the area of performance athletic footwear.

     Performance Athletic Footwear. The Company's "Kani Sport" line of performance athletic footwear consists of fashion forward, sport specific styles that are built technically correct while creating a Kani identification and feel by virtue of its design and fabrication. The Company's "Kani Ball," a line of fashion forward performance basketball shoes designed for the young contemporary market features innovative styling and lightweight midsole and solid rubber outsole. The Company has targeted as its primary customer base the more serious basketball player who seeks a high performance athletic shoe and the more casual recreational player or contemporary youth who places greater emphasis on styling and comfort. The Company believes these shoes are attractive to the athletic community and also to the young contemporary market where shoes are chosen as a fashion accessory to complement casual or urban-style clothing.

     Kani Ball footwear is offered in a variety of color combinations, including black/white, navy/white and natural/black, and are offered in a selection of heights. These styles feature phylon cushioning with rubber outsoles and pivot points, advanced lacing systems, interior cushioning and anatomically correct footbeds. Each style features the Kani logo prominently displayed on the tongue and ankle and incorporates nylon lace loops, double lacing systems, stirrup tongues and an insole comfort system. The performance basketball shoes are currently offered at domestic retail prices ranging from $65.00 to $90.00 per pair.

     In addition to the Kani Ball line of footwear, the Company intends to introduce "Kani-Trainer," a collection of cross training styles for the multi-sport market, and "Kani-Run," a collection of running shoes. It is anticipated that these new footwear lines will incorporate new upper designs and a variety of fabrications, colors and treatments that will promote the Kani trade name.

     In August 1996, Skechers entered into a contract with John Wallace of the National Basketball Association's New York Knicks pursuant to which Mr. Wallace will endorse the Company's products, make personal appearances, appear in product promotion, including television commercials, and wear the Company's basketball shoes and apparel as permitted by the rules of the National Basketball Association. In connection with this agreement, the Company plans to introduce two signature footwear products that will be endorsed by Mr. Wallace. The term of the contract ends on October 31, 1999, with a right to renew. Pursuant to Contribution Transaction, this contract will be assigned to the Company.

     Street Athletic Footwear. These athletic inspired shoes are developed for casual wear that are not sport specific. Street athletic shoes are characterized by detailed rear and tongue pull tabs, cutting-edge lacing patterns and sturdy rubber soles. These athletic shoes are geared towards the fashion conscious by incorporating innovative design and appearance. Fabrications such as canvas, nubuk and suede leathers, combined with outsoles molded in rubber, or vulcanized, allow for a casual lightweight construction. The Company's street athletic footwear is currently offered at domestic retail prices ranging from $45.00 to $65.00 per pair.

     Utility/Multi-Purpose Footwear. Utility/multi-purpose footwear consists of hiking silhouette boots, work-boot inspired designs and street rugged casual boots. The boots are either full-leather utility boots or logger boots and leather shoes with lug soles, that are geared towards "street hiking." Goodyear welting, a stitching process for attaching the sole to the shoe is recognized for its durable construction and adds to the rugged industrial appearance. The outsoles of the utility/multi-purpose footwear line define the "Kani Boot look" ranging from aggressive lug profiles to large smooth bottoms. The utility/multi-purpose line of footwear is currently offered at domestic retail prices ranging from $60.00 to $110.00 per pair.

     Casual Footwear. The Company's casual footwear primarily consists of sandals and casual shoes. The Company offers three different styles of sandals. The sandals have a sturdy construction made of either stylish leather or nubuk with metal hardware, and are designed to provide a higher level of foot support than more traditional sandals, as they are primarily designed for "street hiking" in an urban environment. The Company's casual dress shoes consist predominantly of unisex low and high top canvas and leather shoes and are complimented by updated fashion-oriented selections and styles incorporating cutting-edge fashion features. These shoes are designed to be more casual than standard business attire, thus being appropriate for business "casual days." The Company's sandals and casual dress footwear can be worn as everyday shoes or with fashionable clothing. This line of footwear is currently offered at domestic retail prices ranging from $40.00 to $110.00 per pair.

     Children's Footwear. The Company offers a variety of Kani Kids footwear designed for infants, young boys and pre-teens. These shoes are designed exactly like their adult counterparts but in "takedown" versions, thus maintaining the integrity of the product in the premium leathers, hardware and outsoles. The result is a range of products including boots, shoes and sneakers that reflect the Kani level of design and quality. The Kani Kids footwear is currently offered at domestic retail prices ranging from $35.00 to $65.00 per pair.

APPAREL

     In addition to footwear, the Company also selectively sublicenses the Kani brand name and logo to independent apparel manufacturers. The Company receives a royalty on sales made by these independent manufacturers on apparel bearing the Kani brand name. See "-- Licensing." Karl Kani is responsible for all design work in connection with the apparel lines and sublicensees are responsible for the manufacture and/or sales of the products. Consistent with the Company's image conscious strategy, the Company believes apparel and accessories serve to heighten awareness of the Kani brand name.

     Apparel products include contemporary jeans and other casual wear for the youth conscious market. The Company markets basic and fashion apparel designed with urban flair including jeans, pants, t-shirts, jackets and shirts for men. The Company believes it has earned a reputation in the apparel industry as an innovator in the development of new urban styles. These products are currently offered at domestic retail prices generally ranging from $22.00 to $120.00 per unit.

     The Company regularly adjusts its product mix to meet changing consumer preferences, although basic styles that do not require significant design or production changes are carried from collection to collection. In addition, the Company frequently introduces more fashion oriented styles with new colors or fits among its basic products. Through the use of related styles, color schemes and fabrics, the consumer is able to coordinate pieces from each individual line of apparel marketed by the Company.

DESIGN AND DEVELOPMENT

     The Company believes that its product success is related to its ability to recognize trends in the footwear and apparel markets and to anticipate consumers' ever-evolving preferences. The Company's design and development team consists of experienced design personnel in the apparel industries. Karl Kani is the Company's principal designer and is directly responsible for the design of all apparel and accessories bearing the Kani brand name. In addition, Karl Kani has the right to approve the character, quality, price point and advertising of products bearing the Kani brand name.

     The Company's efforts to balance fashion and function are guided by current worldwide lifestyles and the demands of everyday life. As a result, the Company has focused its footwear and apparel towards a contemporary urban audience. Karl Kani's design concepts are tested through consultations with the Company's sales staff and retail buyers who provide input. This not only allows the Company to measure consumer reaction to the Company's latest designs but provide the Company with an opportunity to establish and foster personal relationships with customers.

     The Company's and Karl Kani's design teams also coordinate with overseas manufacturers to ensure that goods can be produced in a timely and cost-efficient manner, with a level of quality that the Company's customers have come to expect.

CUSTOMERS

     The Company's primary customers are department stores and specialty retailers. The following sets forth a partial listing of some of the Company's primary customers for the six months ended June 30, 1996.

Bob's Stores              Dillards
Famous Footwear           Footaction U.S.A.
Footlocker                J.C. Penney Co.
Macy's                    Nordstrom
Ross                      Wild Pair
Sears Roebuck and Co.

SALES AND MARKETING

     Sales. The Company's six person sales force coordinates with customers to determine the inventory level and product mix that should be carried in each store to help retail sell-through and enhance the customers' product margins. The Company has also focused on the establishment of concept shops within some of its department and specialty retail store customers. A concept shop is an exclusive selling area within a department store that sells the Company's products using Kani signage and fixtures. Typically, the Company will provide the displays for the concept shop and is required to maintain sufficient sales in order to continue the concept shop in the store. There are currently concept shops in Marshall Fields in its State Street store in Chicago and in Macy's in each of Manhattan and Brooklyn, New York. The Company is currently negotiating to establish additional concept shops with a major southeastern department chain. The Company believes that the use of concept shops aids in maintaining effective relationships with its customers and provides input for future design and development.

     In addition to its own sales force, the Company also utilizes existing sales channels established by Skechers. Management believes that the utilization of Skechers' sales and marketing network affords the Company access to an established distribution channel without the attendant overhead associated with its establishment. If requested by the Company, certain selected members of the Skechers' sales force offer the Company's products in certain target areas. Thereafter, if demand for the Company's products in the target territory dictates, the Company may introduce a full-time in-house salesperson in the subject territory. Skechers utilizes a 30-person national sales force and continues to expand worldwide through an extensive network of local distribution arrangements. Domestically, Skechers offers its products through more than 1,000 wholesale customers, including Nordstroms, Dillards and J.C. Penney department stores and Footlocker, Athletes Foot, Journeys, Wild Pair and Jarman.

     Internationally, the Company's footwear products are offered through distributors. In February 1996, Achilles Corporation, with Mitsubishi as the import agent, agreed to be the exclusive distributor of Kani footwear in Japan. The term of the agreement is for one year, which will automatically be extended for an additional two year period provided certain conditions are met. The Company intends to expand its own international sales efforts while continuing to utilize the international sales operations of Skechers to enhance international distribution.

     Marketing. The Company has developed an aggressive national advertising and promotion strategy in order to create and expand consumer awareness for the Kani brand name. The Company's advertising campaigns are designed to increase brand awareness among consumers and to emphasize the features of the Company's footwear and apparel products that distinguish it from competitors. Toward that end, the Company's senior management devotes significant resources to shaping the Company's image through an aggressive advertising program designed to offer its products to a contemporary multi-ethnic audience through television and print media. For example, the Company has recently secured an athletic endorsement with John Wallace of the New York Knicks and intends to use a portion of these proceeds of this offering to secure additional athletic endorsements for its athletic footwear, which the Company believes is an important factor in consumer athletic footwear purchasing decisions. Furthermore, proceeds will be utilized to increase the promotion of Kani products through magazines, television and print advertising, to augment with current advertising in such popular magazines such as The Source, Vibe, and GQ. In addition, the Company participates in major footwear trade shows each year, and prides itself on having innovative and dynamic exhibits on the show floor.

LICENSING

     The Company does not currently manufacture any apparel, but derives royalty income from sales by its sublicensees of apparel and other products bearing the Kani brand name. The Company has the exclusive, worldwide right to use the registered trademarks Kani, Karl Kani, and Karl Kani Jeans, and the proprietary designs associated therewith, for all goods and services of every kind and description, except for any restaurant, bar and/or nightclub in which Karl Kani owns a majority interest.

     The Company sublicenses the use of its trademarks for the purpose of enhancing the Kani image by widening the range and distribution of Kani products without requiring the Company to make a significant capital investment or incur significant operating expenses. Generally, the Company receives an initial royalty payment when it grants a sublicense and receives monthly royalty payments based on the sublicensee's net sales of products covered by the sublicense, provided the sublicensee maintains certain minimum net sales.

     Pursuant to the terms of the Master License, for net sales of footwear by the Company, and apparel and other products by its sublicensees bearing the Kani brand name up to $250 million during a year, the Company pays Karl Kani a quarterly royalty of 2% of all net sales of the licensed and sublicensed products. Thereafter, the Company pays a royalty of 1 1/2% of footwear, apparel and other products bearing the Kani brand name. The Company also pays a design fee to Karl Kani to maintain a design studio for the design of apparel and other merchandise bearing the Kani brand name, the amount of which is $65,000 per month unless adjusted up or down pursuant to the terms of the Master License. If the Master License is transferred to an entity in which Robert Greenberg and/or his family does not own a majority interest, then the entity must spend a minimum of 8% of its annual net sales on advertising and promotion of products bearing the Kani brand name. Prior to any such transfer, there are no promotional spending requirements. The Master License has a term that ends on December 31, 2039 with renewals for additional 10 year periods provided that certain conditions are met. The Company has licensed and sublicensed the use of its trademarks since 1994. The Company is also obligated to pay to Karl Kani an additional 2% of net sales of apparel products bearing the Kani brand name sold pursuant to a sublicense with Collingwood Partners, Ltd. ("Collingwood"), but only in excess of $16 million and up to $50 million of net sales by Collingwood of such products. See "Certain Transactions -- Other Transactions."

     To maintain the Kani image, the Company monitors its sublicensees and approves all products sublicensed. In evaluating a potential sublicensee, the Company considers the experience, financial stability, manufacturing performance and marketing ability of the proposed sublicensee and evaluates the marketability of the proposed products and the compatibility of the proposed products with other products of the Company. The Company monitors product design, development, merchandising and marketing and maintains periodic contact with sublicensees to ensure consistency with the Company's overall marketing, merchandising and design strategies, and to ensure uniformity and quality control. Pursuant to the Master License, Karl Kani provides design services for all products bearing the Kani trade name which is then manufactured and distributed by a sublicensee. All products, advertising, promotional and packaging materials must be approved in advance by the Company.

     As of October 15, 1996, there were two sublicensees of the Kani, Karl Kani and Karl Kani Jeans trademarks, one of which is currently generating royalties. Collingwood has an exclusive license to manufacture, promote, market, sell and distribute certain menswear products, bearing the Kani brand name, in the United States and its territories. The term of the sublicense ends on December 31, 2039. For the years ended

December 31, 1994 and 1995 and the six months ended June 30, 1996, $1.1 million, $1.3 million and $491,000, respectively, in royalties have been paid to the Company under the sublicense agreement with Collingwood. "See Certain Transactions -- Other Transactions." The Company recently entered into a sublicense agreement with Mitsubishi pursuant to which Mitsubishi will exclusively manufacture, promote, market, sell and distribute certain men's and women's apparel and accessories, bearing the Kani brand name, in Japan. The term of the sublicense ends on December 31, 1999.

MANUFACTURING

     The Company's footwear products are manufactured by independent contract manufacturers located in China, Macau, Korea, Mexico, Romania and Taiwan. The Company does not currently manufacture any apparel products, but derives royalty income from sales by sublicensees of apparel and other products bearing the Kani brand name. The Company utilizes its footwear manufacturers on a purchase order basis and uses several different manufacturers at any given time. The Company avoids long-term manufacturing agreements with its independent manufacturers in order to foster competition among the manufacturers, thereby obtaining competitive prices while ensuring quality and service.

     All manufacturing is performed in accordance with detailed specifications furnished by the Company, subject to strict quality control standards, with a right to reject products that do not meet specifications. The Company's future success will depend, in large part, on maintaining such relationships and developing new relationships.

COMPETITION

     Competition in the footwear and apparel industries is intense. The Company's products compete with other branded products within their product category as well as with private label products sold by retailers, including some of the Company's customers. In the footwear industry, the Company's performance athletic shoes compete with brands of athletic footwear offered by companies such as Nike, Inc., Reebok International Ltd, Fila Ltd., Adidas AG and L.A. Gear. The Company's utility/multi-purpose footwear and casual shoes compete with footwear offered by companies such as The Timberland Company, Doc Martins, Kenneth Cole, Frye Boot, Wolverine World Wide, Inc. and Skechers, the Company's parent. With respect to its apparel line, the Company's principal competition include brand name manufacturers such as Tommy Hilfiger, Ralph Lauren, Nautica and Guess, Inc.? In varying degrees, depending on the product category involved, the Company competes on the basis of style, price, quality, comfort and brand name prestige and recognition, among other considerations. The Company also competes with numerous manufacturers, importers and distributors of footwear and apparel for the limited shelf-space available for the display of such products to the consumer. Moreover, the general availability of contract manufacturing capacity allows ease of access by new market entrants. Many of the Company's competitors are larger, have achieved greater recognition for their brand names, have captured greater market share and/or have substantially greater financial, distribution, marketing and other resources than the Company.

PROPRIETARY RIGHTS

     The Company relies on copyright and trade secret protection, non-disclosure agreements and sublicensing arrangements to establish, protect and enforce proprietary rights in its products. Despite the Company's efforts to safeguard and maintain its proprietary rights, there can be no assurance that the Company will be successful.

     There can be no assurance that third parties will not assert intellectual property claims against the Company in the future. Such claims, if proved, could materially and adversely affect the Company's business and results of operations. In addition, although any such claims may ultimately prove to be without merit, the necessary management attention to and legal costs associated with litigation or other resolution of such claims could materially and adversely affect the Company's business and results of operations.

     The laws of certain foreign countries do not protect intellectual property rights to the same extent or in the same manner as do the laws of the United States. Although the Company continues to implement protective measures and intends to defend its proprietary rights vigorously, there can be no assurance that these efforts will be successful.

EMPLOYEES

     On the effective date of this offering, it is expected that the Company will have approximately seven employees, all of whom are currently employees of Skechers. None of these employees are represented by a labor union. The Company believes its relationship with its employees is good.

FACILITIES

     The Company has historically been allocated a portion of the rent expense incurred by Skechers. Skechers leases its facilities under operating lease agreements expiring through February 1998. Rent expense was historically allocated to the Company from Skechers based on a formula which management believes fairly allocates expenses associated with rent to the Company. Rent expense allocated to the Company was $14,000, $138,000, $213,000, and $99,000 from November 1, 1993 to December 31, 1993, the years ended December 31, 1994 and 1995, and the six months ended June 30, 1996, respectively.

     Upon completion of the offering, the Company's headquarters will be located in Manhattan Beach, California. The Company will utilize space for its headquarters from Skechers, pursuant to the Management Agreement that provides for Skechers to make available to the Company sufficient space as reasonably required by the Company to conduct its operations. Management believes that these facilities are adequate for the Company's foreseeable needs.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The directors, executive officers and key employees of the Company are as follows:

  DIRECTORS AND
EXECUTIVE OFFICERS
------------------
       NAME           AGE                          POSITION
------------------    ---     --------------------------------------------------
Robert Greenberg      56      Chief Executive Officer and Chairman of the Board
Michael Greenberg     33      President and Director
David Weinberg        46      Chief Financial Officer, Secretary and Director
Carl Williams         28      Director
F. Paul Garrier       30      Director

     ROBERT GREENBERG has served as Chief Executive Officer and Chairman of the Board of the Company since its inception. Prior to his involvement with the Company, Mr. Greenberg co-founded Skechers in 1992 and continues to serve as its Chairman of the Board. From 1979 to 1992, Mr. Greenberg was the Chairman and President of L.A. Gear, an athletic footwear and apparel company.

     MICHAEL GREENBERG has been the President and a Director of the Company since its inception. Since May 1992, Mr. Greenberg has been President and was the co-founder of Skechers. From 1989 to 1992 he was the National Sales Manager of L.A. Gear. Previously, from 1986 to 1989 he was the Regional Sales Manager of L.A. Gear for the west coast and from 1984 through 1986 he was an account representative for the west coast at L.A. Gear.

     DAVID WEINBERG has been the Chief Financial Officer, Secretary and a Director of the Company since its inception. Since September 1992, Mr. Weinberg has been Chief Financial Officer of Skechers. From June 1989 to September 1992, Mr. Weinberg was Vice President Finance for L.A. Gear.

     CARL WILLIAMS, A.K.A., KARL KANI, has been a Director of the Company since its inception. Since 1993, Mr. Kani has been President of Karl Kani Infinity which designs casual clothing with urban styling for the youth market. From 1990 to 1993, he was a designer at Threads for Life which also designed casual wear.

     F. PAUL GARRIER has been a Director of the Company since its inception. From July 1989 to August 1993, Mr. Garrier was an analyst at Salomon Brothers Inc. in their Investment Banking department. From October 1993 to July 1995, he was a tax consultant at Coopers & Lybrand L.L.P. where he provided tax planning to individuals and corporations, and since July 1995 he has been President of K.M.G. Consulting providing financial, tax and management consulting.

  KEY EMPLOYEES

     DWAYNE EDWARDS has been the Chief Designer of the Company since September 1993. Since September 1993, he has been Head Designer of Skechers for the Karl Kani footwear division. From November 1992 to September 1993, Mr. Edwards was Design Director at MVP Footwear which produced athletic shoes and from January 1989 to October 1992 he was a designer at L.A. Gear.

     HARVEY BERNSTEIN has been the Vice President of Sales of the Company since it commenced operations. Since 1994, Mr. Bernstein has been National Sales Manager for Skechers, managing the sales of the Karl Kani division. From 1992 to 1994 he was a sales representative for Skechers for the New York market and from 1990 to 1992 he held the same position at L.A. Gear.

     All directors hold offices until the next annual meeting of shareholders and the election and qualification of their successors, if any. Directors currently receive no cash compensation for serving on Board of Directors other than reimbursement of reasonable expenses incurred in attending meetings. Directors are entitled to receive options to purchase shares of Common Stock upon their election as a director and annually while they serve as director. Officers are elected annually by the Board of Directors and serve at the discretion of the Board. The Company will pay an annual director's fee to each independent director equal to $12,000 and will reimburse such director's costs and expenses for attending meetings. Two independent directors will be appointed by the Company prior to the effective date of the offering. Robert Greenberg is the father of Michael Greenberg.

     On the effective date of the offering, the Company expects to have in place "key man" life insurance in the amount of $2,000,000 on the lives of each of Robert Greenberg and Karl Kani.

COMMITTEES OF THE BOARD OF DIRECTORS

     On the effective date of this offering, the Company will have an Audit Committee and a Compensation Committee. The Board of Directors will not have a Nominating Committee and the functions of such a committee are performed by the Board of Directors.

     Audit Committee. The functions of the Audit Committee will include recommendations to the Board of Directors with respect to the engagement of the Company's independent certified public accountants and the review of the scope and effect of the audit engagement.

     Compensation Committee. The function of the Compensation Committee will be to make recommendations to the Board with respect to compensation of management employees. The Compensation Committee will also administer plans and programs relating to employee benefits, incentives and compensation.

EXECUTIVE COMPENSATION

     None of the executive officers of the Company who also remain employed by Skechers will be paid compensation by the Company for services rendered; all of the Company's general and administrative services, which includes services of executive officers of the Company also employed by Skechers will be provided and paid for by Skechers under the Management Agreement.

     Each of the Company's executive officers who will also remain employed by Skechers have each agreed to devote as much of his time to the operations of the Company as is reasonably necessary. The Company does not believe that its operations will be adversely affected as a result of these relationships.

STOCK OPTIONS

     The Company will adopt a Stock Option, Deferred Stock and Restricted Stock Plan (the "Stock Option Plan"), which provides for the grant of qualified incentive stock options ("ISOs") that meet the requirements of Section 422 of the Internal Revenue Code (the "Code"), stock options not so qualified ("NQSOs") and deferred stock, restricted stock, stock appreciation rights and limited stock appreciation rights awards ("Awards"). The Stock Option Plan will be administered by the Compensation Committee (the "Committee") of the Board of Directors. ISOs may be granted to the officers and key employees of the Company. NQSOs and Awards may be granted to the directors, officers, key employees and consultants or advisors of the Company, its parent or any of its subsidiaries. The exercise price for any option granted under the Stock Option Plan may not be less than 100% (or 110% in the case of ISOs granted to an employee who is deemed to own in excess of 10% of the outstanding Common Stock) of the fair market value of the shares of Common Stock at the time the option is granted. The purpose of the Stock Option Plan is to provide a means of performance-based compensation in order to attract and retain qualified personnel and to provide an incentive to those whose job performance affects the Company. The Stock Option Plan will become effective on the effective date of the offering.

     Subject to anti-dilution provisions for stock splits, stock dividends and similar events, the Stock Option Plan authorizes the grant of options to purchase, and Awards of, an aggregate of up to 400,000 shares of the Company's Common Stock. If an option granted under the Stock Option Plan expires or terminates, or an Award is forfeited, the shares subject to any unexercised portion of such option or Award will again become available for the issuance of further options or Awards under the Stock Option Plan.

     Under the Stock Option Plan, the Company may make loans available to stock option holders, subject to the Committee's approval, in connection with the exercise of stock options granted under the Stock Option

Plan. If shares of Common Stock are pledged as collateral for such indebtedness, such shares may be returned to the Company in satisfaction of such indebtedness. If so returned, such shares shall again be available for issuance in connection with future stock options and Awards under the Stock Option Plan.

     Unless previously terminated by the Board of Directors, no options or Awards may be granted under the Stock Option Plan 10 years after its effective date.

     Options granted under the Stock Option Plan will become exercisable in accordance with the terms of the grant made by the Committee. Awards will be subject to the terms and restrictions of the award made by the Committee. The Committee has discretionary authority to select participants from among eligible persons and to determine at the time an option or Award is granted and, in the case of options, whether it is intended to be an ISO or a NQSO, and when and in what increments shares covered by the option may be purchased.

     Under current law, ISOs may not be granted to any individual who is not also an officer or employee of the Company.

     Each option must terminate no more than 10 years from the date it is granted (or 5 years in the case of ISOs granted to an employee who is deemed to own in excess of 10% of the combined voting power of the Company's outstanding Common Stock). Options may be granted on terms providing for exercise in whole or in part at any time or times during their respective terms, or only in specified percentages at stated time periods or intervals during the term of the option, as determined by the Committee.

     The exercise price of any option granted under the Stock Option Plan is payable in full (1) in cash, (2) by surrender of shares of the Company's Common Stock already owned by the option holder having a market value equal to the aggregate exercise price of all shares to be purchased including, in the case of the exercise of NQSOs, restricted stock subject to an Award under the Stock Option Plan, (3) by cancellation of indebtedness owed by the Company to the optionholder, (4) by a full recourse promissory note executed by the optionholder or (5) by any combination of the foregoing. The terms of any promissory note may be changed from time to time by the Board of Directors to comply with applicable United States Internal Revenue Service or Securities and Exchange Commission (the "Commission") regulations or other relevant pronouncements.

     The Board of Directors may from time to time revise or amend the Stock Option Plan, and may suspend or discontinue it at any time. However, no such revision or amendment may impair the rights of any participant under any outstanding Award without his consent or may, without shareholder approval, increase the number of shares subject to the Stock Option Plan or decrease the exercise price of a stock option to less than 100% of fair market value on the date of grant (with the exception of adjustments resulting from changes in capitalization), materially modify the class of participants eligible to receive options or Awards under the Stock Option Plan, materially increase the benefits accruing to participants under the Stock Option Plan or extend the maximum option term under the Stock Option Plan.

401(K) PLAN

     On the effective date of the offering, the Company will commence participation in the Skechers contributory retirement plan ("401(k) Plan") for all full time employees with at least six months of service, which is designed to be tax deferred in accordance with the provisions of Section 401(k) of the Code. The 401(k) Plan provides that each participant may contribute up to 15% of his or her salary, and the Company may contribute to the participant's plan account at the end of each plan year. Under the 401(k) Plan, employees may elect to enroll in January or July of each year, provided that they have been employed for at least six months.

     Subject to the rules for maintaining the tax status of the 401(k) Plan, an additional Company contribution may be made at the discretion of the Company, as employer profit sharing contributions. The Company will also make qualified non-elective contributions, in an amount determined by the Company, only to non-highly compensated employees in the ratio in which each employee's compensation for the plan year bears to the total compensation of all participants for such plan year.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Articles of Incorporation provide that to the fullest extent permitted by the California Business Corporation Act, the Company's directors will not be liable for monetary damages to the Company or its shareholders. The Company's Bylaws provide that the Company will indemnify its directors and, by action of the Board of Directors, may indemnify its officers, employees and other agents of the Company to the fullest extent permitted by applicable law, except for any legal proceeding that is initiated by such directors, officers, employees or agents without authorization from the Board of Directors. The Company has entered into indemnification agreements with its officers and directors containing provisions which require the Company, among other things, to indemnify the officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expense incurred as a result of any proceeding against them as to which they could be indemnified.

     At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company in which indemnification would be required or permitted. The Company is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

THE CONTRIBUTION TRANSACTION

     On the effective date of this offering, Skechers will contribute to the Company the Master License covering all products marketed and sold under the Kani brand name and all assets relating to the ongoing footwear business conducted by Skechers to the extent such assets are used by Skechers solely in connection with the sale of products under the Kani brand name, together with the rights to certain customer lists, in exchange for shares representing 100% of the Common Stock of the Company. The Company will also assume all liabilities associated with such contributed assets, whether known or unknown, excluding amounts lent to Skechers by the Greenberg Family Trust, of which Robert Greenberg, the Company's Chief Executive Officer, is a trustee. For financial reporting purposes, such assets and liabilities will be recorded at the carrying value of Skechers. As a result of the Contribution Transaction, a majority of the Company's equity capital will be contributed by investors in this offering; however, such investors will only hold approximately 35% of the outstanding equity of the Company. Historical financial information presented herein and information under the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" should be regarded solely as background information and may not be indicative of future results which may vary substantially and adversely from those shown herein. For a description of certain pro forma financial information of the Company after the Contribution Transaction, see "Pro Forma Financial Data."

ARRANGEMENTS AND TRANSACTIONS WITH SKECHERS

     The Company and Skechers will enter into agreements for the purpose of defining their ongoing, relationships. These agreements have been developed in the context of a parent/subsidiary relationship and therefore are not the result of arm's-length negotiations between independent parties. It is the intention of the Company and Skechers that such agreements and the transactions provided for therein, taken as a whole, are fair to both parties, while continuing certain mutually beneficial arrangements. However, there can be no assurance that each of such agreements, or the transactions provided for therein, have been effected on terms at least as favorable to the Company as could have been obtained from unaffiliated third parties.

     Additional or modified arrangements and transactions may be entered into by the Company, Skechers, or any of their respective affiliates, after completion of this offering. It is the intention of the Company and Skechers that any agreements and transactions, taken as a whole, between the Company, on the one hand, and Skechers or its affiliates, on the other hand, are fair to both parties. Any such future arrangements and transactions will be determined through negotiation between the Company and Skechers, and it is possible that conflicts of interest will be involved. To minimize or avoid potential conflicts of interest, the unaffiliated directors of the Company, consisting of directors independent of the Company, and Skechers and their affiliates, must independently approve all transactions by and between the Company and Skechers. However, there can be no assurance that each of such transactions or agreements or arrangements entered into will be on terms at least as favorable to the Company as could have been obtained from unaffiliated third parties.

     The following is a summary of certain arrangements and transactions between the Company and Skechers.

  TAX AGREEMENT

     The Company will enter into an agreement (the "Tax Agreement") effective as of the effective date of this offering with Skechers for the purposes of (1) providing for filing certain tax returns, (2) allocating certain tax liability and (3) establishing procedures for certain audits and contests of tax liability.

     Under the Tax Agreement, Skechers will agree to indemnify and hold the Company harmless from any tax liability attributable to periods ending on or before the effective date of this offering in excess of such taxes as the Company has already paid or provided for. For periods ending after the effective date of this offering, the Company will pay its tax liability directly to the appropriate taxing authorities. To the extent (1) there are audit adjustments that result in a tax detriment to the Company or (2) the Company incurs losses that are carried back to an earlier year and any such adjustment described in
(1) or loss described in (2) results in a tax benefit to Skechers or its affiliates, then Skechers will pay to the Company an amount equal to the tax benefit as that benefit is realized. Skechers will also agree to indemnify the Company for any liability associated with the Contribution Transaction or any liability arising out of the filing of a Federal tax return by Skechers or any tax return filed with any state or local counterpart. To the extent there are audit adjustments that result in any tax detriment to Skechers or any of its affiliates with respect to any period ending on or before the effective date of this offering, and, as a result thereof, the Company for any taxable period after the effective date of this offering realizes a tax benefit, then the Company shall pay to Skechers the amount of such benefit at such time or times as the Company actually realizes such benefit.

     Skechers will generally control audits and administrative and judicial proceedings which are brought with respect to periods ending on or before the effective date of this offering, although Skechers cannot compromise or settle any issue that increases the Company's liability without first obtaining the consent of the Company. The Company will generally control all other audits and administrative and judicial proceedings.

  MANAGEMENT AGREEMENT

     The Company, as a division of Skechers, was historically allocated expenses of various general and administrative services provided by Skechers. The costs of such services were not directly attributable to the operation of the Company as a division and primarily included general corporate overhead, such as accounting and cash management services, human resources and other administrative functions. These expenses were calculated as a pro rata share of certain administrative costs based on relative assets and liabilities of the division, which management believed was a reasonable method of allocation. The allocations of expenses for the years ended December 31, 1993, 1994, and 1995 and the six months ended June 30, 1996 were $399,000, $3.4 million, $3.4 million and $1.4 million, respectively.

     The Company and Skechers will enter into the Management Agreement effective as of the effective date of this offering under which Skechers will continue to provide various general and administrative services to the Company, including the services of the executive officers of the Company who are also employees of Skechers, data processing, human resource administration, finance and accounting, inventory control, accounts receivable and collection, check processing, payment of accounts payable and the use of its facilities. See "Risk Factors -- Reliance on and Conflict of Interest with Skechers."

     Skechers will charge a fee for the services which it will provide under the Management Agreement based upon a percentage of net sales of the Company. The services to be provided by Skechers to the Company will be accounted for on the Company's financial statements as general and administrative expenses, specifically excluding bad debt and design services. The Company will reimburse Skechers on a monthly basis for the services in an amount equal to 15% of the Company's net sales for the preceding month. The Management Agreement will have an initial term that ends on December 31, 2001 and is renewable annually thereafter. The

Company may terminate the Management Agreement, in whole or in part, upon one month's written notice. As part of the services to be provided under the Management Agreement, Skechers will provide the Company, if requested, with insurance coverage and self insurance programs, including health insurance. The charge to the Company for coverage will be based upon a pro rata portion of the costs to Skechers for the various policies. Management believes that the terms of the Management Agreement are as favorable to the Company as could be obtained from independent third parties.

OTHER TRANSACTIONS

     The Company has historically been allocated a portion of the rent expense incurred by Skechers. Skechers leases its facilities under operating lease agreements expiring through February 1998. Skechers also leases certain equipment and automobiles under operating lease agreements expiring at various dates through 1998. Rent expense was historically allocated to the Company from Skechers based on a formula which management believes fairly allocated expenses associated with rent and leases to the Company. Rent expense allocated to the Company was $14,000, $138,000, $213,000 and $99,000 for the period from November 1, 1993 (commencement of operations) to December 31, 1993, the years ended December 31, 1994 and 1995 and the six months ended June 30, 1996, respectively.

     In March 1994, Skechers entered into the Master License with Karl Kani to pay certain royalties and design costs for Kani licensed products. See "Business -- Licensing." The design fee for the years ended December 31, 1994, 1995 and the six months ended June 30, 1996 was $585,000, $780,000, and $390,000, respectively. Royalties of $264,000, $668,000 and $290,000 for the
years ended December 31, 1994 and 1995 and the six months ended June 30, 1996, respectively, were paid by the Company to Karl Kani pursuant to the Master License. The Master License has a term that ends on December 31, 2039 with renewals for additional 10 year periods provided that certain conditions are met.

     The Company entered into a sublicense agreement, dated March 30, 1994, with Collingwood which expires on May 31, 2009. Collingwood is owned by the family of Gil N. Schwartzberg, which is also the beneficial owner of 5% of the capital stock of Skechers. For the years ended December 31, 1994 and 1995 and the six months ended June 30, 1996, $1.1 million, $1.3 million and $491,000, respectively, in royalties have been paid to the Company under the sublicense agreement. See "Business -- Licensing."

     At December 31, 1994 and 1995, and June 30, 1996, the Company was allocated amounts owed under an unsecured note payable to the Greenberg Family Trust, of which Robert Greenberg, the Company's Chief Executive, is a trustee. The note and all unpaid interest will be retained by Skechers pursuant to the Contribution Transaction. See Note 4 of Notes to Financial Statements. The Company was allocated interest expense of approximately $10,000, $193,000, $165,000 and $91,000 for the years ended December 31, 1993, 1994, 1995 and the six months ended June 30, 1996, respectively. The note bore interest at 6%, 8% and 8% at December 31, 1994 and 1995 and at June 30, 1996, respectively, and is due on demand. The Greenberg Family Trust has agreed not to call the note prior to October 1, 1997. At June 30, 1996, $2,263,000 was outstanding under the allocated amount of the note.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of September 30, 1996, after giving effect to the Contribution Transaction and as adjusted to reflect the sale of Common Stock being offered hereby, by Skechers, the Company's sole shareholder. No officer or director of the Company or any person beneficially owns any shares of the Company's Common Stock. Skechers has, to the knowledge of the Company, sole voting and investment power with respect to the shares which it beneficially owns.

                                                                         PERCENTAGE OF SHARES
                                                                             BENEFICIALLY
                                                       NUMBER OF                OWNED
                                                         SHARES        ------------------------
                                                      BENEFICIALLY      BEFORE         AFTER
                NAME OF BENEFICIAL OWNER(1)              OWNED         OFFERING     OFFERING(2)
        --------------------------------------------  ------------     --------     -----------
        Skechers U.S.A., Inc........................     2,600,000        100%           65%

---------------

(1) The address of Skechers is Skechers U.S.A., Inc. 228 Manhattan Beach Blvd., Suite 200, Manhattan Beach, CA 90266.

(2) Assuming no exercise of the Underwriters' over-allotment option and no purchases in this offering by Skechers.

                           DESCRIPTION OF SECURITIES

     Following the closing of the sale of the Common Stock offered hereby, the authorized capital stock of the Company will consist of 25,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock.

COMMON STOCK

     There will be 4,000,000 shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock offered hereby. The holders of Common Stock are entitled to one vote per share on all matters to be voted on by shareholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, if any, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or other subscription rights and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

     The Company is authorized to issue up to 5,000,000 shares of undesignated Preferred Stock. The Board of Directors will have the authority to issue the undesignated Preferred Stock in one or more series and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued series of undesignated Preferred Stock, as well as to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the shareholders. The issuance of any Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of the Common Stock. As present, the Company has no plans to issue any shares of Preferred Stock.

WARRANTS

     At the closing of this offering, the Company will issue to the Representative the Representative's Warrant to purchase for investment a maximum of 140,000 shares of Common Stock. The Representative's Warrant will be exercisable for a four-year period commencing one year from the date of this Prospectus. The exercise price of the Representative's Warrant will be $13.20 per share (assuming an initial public offering price per share of $11.00). The Representative's Warrant will contain anti-dilution provisions. The Representative's Warrant does not entitle the Representative to any rights as shareholders of the Company until such warrant is exercised and shares are purchased thereunder. The Representative's Warrant and the shares of Common Stock thereunder may not be offered for sale except in compliance with the applicable provisions of the Securities Act. The Company has agreed that, if it shall cause to be filed with the Commission either an amendment to the Registration Statement of which this Prospectus is a part or a separate registration statement, the Representative shall have the right during the four-year period commencing on the date of this Prospectus to include in such amendment or Registration Statement the Representative's Warrant and the shares of Common Stock issuable upon its exercise at no expense to the Representative. Additionally, the Company has agreed that, upon written request by a holder or holders of 50% or more of the Representative's Warrant which is made during the exercise period of the Representative's Warrant, the Company will, on two separate occasions, register the Representative's Warrant and the shares of Common Stock issuable upon exercise thereof. The initial such registration will be at the Company's expense and the second registration will be at the expense of the holder(s) of the Representative's Warrant.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is U.S. Stock Transfer Corporation, Glendale, California.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could materially adversely affect the market price of the Common Stock. As described below, only a limited number of shares will be available for sale shortly after this offering due to certain contractual and legal restrictions on resale. Nevertheless, sale of substantial amounts of Common Stock of the Company in the public market or the perception that such sales could occur after such restrictions lapse could materially adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

     Upon completion of this offering, the Company will have outstanding approximately 4,000,000 shares of Common Stock, assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options or warrants. The 1,400,000 shares of Common Stock that are sold by the Company to the public in this offering will be freely tradable without restriction under the Securities Act, unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act.

     The remaining 2,600,000 shares of Common Stock outstanding upon completion of this offering will be "restricted securities" as that term is defined in Rule 144 under the Securities Act ("Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. Sales of the Restricted Shares in the public market, or the availability of such shares for sale, could materially adversely affect the market price of the Common Stock. In general, under Rule 144, as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years (including the holding period of any prior owner other than an affiliate or the Company) would be entitled to sell within any three month period a number of shares that does not exceed the greater of (i) one percent of the number of shares of Common Stock then outstanding (which will equal approximately 40,000 shares immediately after this offering) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of notice of such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least three years (including the holding period of any prior owner except an affiliate of the Company), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provision of Rule 144. Unless otherwise restricted, such "144(k) shares" may therefore be sold immediately upon the completion of this offering.

     Any employee, officer or director of or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates of the Company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that nonaffiliates may sell such shares in reliance on Rule 144 without having to comply with the public information, volume limitation or notice provision of Rule 144. In both cases, a holder of Rule 701 shares is required to wait until 90 days after the date of this Prospectus before selling such shares. The Securities and Exchange Commission has announced potential changes to Rules 144 and 701 which could result in shares becoming eligible for future sale in the public markets earlier than indicated above, subject to the lock-up agreements described below.

     Each of Skechers, which holds all 2,600,000 Restricted Shares, and each of the directors and officers of the Company have entered into a contractual "lock-up" agreement providing that it will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of the shares of stock owned by it or that could be purchased by it through the exercise of options to purchase stock of the Company, for a period of twelve (12) months after the date of this Prospectus, without the prior written consent of Joseph Charles. Taking into account the lock-up agreements and the restrictions of Rule 144 as described above, the 2,600,000 Restricted Shares will be eligible for sale beginning twenty-four (24) months after the date of this Prospectus.

     The Company has agreed not to offer, issue, sell, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or any rights to acquire Common Stock for a period of twelve (12) months from the date of this Prospectus without the prior written consent of Joseph Charles, subject to certain exceptions.

     The Company intends to file a registration statement on Form S-8 under the Securities Act covering shares of Common Stock reserved for issuance under the Stock Option Plan. Based on the number of shares reserved for issuance under such Plan, such registration statement would cover 400,000 shares. Such registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to affiliates of the Company, be available for sale in the open market, subject to vesting restrictions and the lock-up agreements described above. See "Management -- Stock Options."

                                  UNDERWRITING

     The Underwriters named below have agreed, subject to the terms and conditions of the Underwriting Agreement between the Company and the Underwriters, to purchase from the Company 1,400,000 shares of Common Stock. The underwriting discount set forth on the cover page of this Prospectus will be allowed to the Underwriters at the time of delivery to the Underwriters of the shares so purchased.

                                                                       NUMBER OF SHARES
                                                                            TO BE
                             NAME OF UNDERWRITER                          PURCHASED
        -------------------------------------------------------------  ----------------
        Joseph Charles & Associates, Inc. ...........................
                                                                           ---------
        Total........................................................      1,400,000
                                                                           =========

     The Underwriters have advised the Company that they propose to offer the
shares of Common Stock to the public at an offering price of $          per
share and that the Underwriters may allow certain dealers who are members of the National Association of Securities Dealers a concession of not in excess of
$          per share, of which not in excess of $          may be reallowed to
certain other dealers. After commencement of the offering, the public offering price and concession may be changed.

     The Company has granted to the Underwriters an option, exercisable during the 60-day period from the date of this Prospectus, to purchase up to a maximum of 210,000 additional shares on the same terms set forth above. The Underwriters may exercise such rights only to satisfy over-allotment in the sale of the shares.

     The Company has agreed to pay to the Representative a non-accountable expense equal to 2 1/2% of the total proceeds of the offering, or $
($          if the Underwriters exercise the over-allotment option in full). In addition to the Underwriters' commission and the Representative's non-accountable expense allowance, the Company is required to pay the costs of qualifying the shares of Common Stock, under federal and state securities laws, together with legal and accounting fees, printing and other costs in connection with this offering, estimated to total approximately $1,300,000.

     At the closing of this offering, the Company will issue to the Representative the Representative's Warrant to purchase for investment a maximum of 140,000 shares of Common Stock. The Representative's Warrant will be exercisable for a four-year period commencing one year from the date of this Prospectus. The exercise price of the Representative's Warrant will be $13.20 per share (assuming an initial public offering price of $11.00 per share). The Representative's Warrant will not be transferable prior to its exercise date except to officers or shareholders of the Representative and members of the selling group and officers and partners thereof. The Representative's Warrant will contain anti-dilution provisions. The Representative's Warrant does not entitle the Representative to any rights as a shareholder of the Company until such warrant is exercised and the shares of Common Stock are purchased thereunder. The Representative's Warrant and the shares of Common Stock thereunder may not be offered for sale except in compliance with the applicable provisions of the Securities Act. The Company has agreed that, if it shall cause to be filed with the Commission either an amendment to the Registration Statement of which this Prospectus is a part or a separate registration statement, the Representative shall have the right during the five-year period commencing on the date of this Prospectus to include in such amendment or Registration Statement the Representative's Warrant and the Company has agreed that, upon written request by a holder or holders of 50% or more of the Representative's Warrant which is made during the exercise period of the Representative's Warrant, the Company will on two separate occasions, register the Representative's Warrant and the shares of Common Stock issuable upon exercise thereof. The initial such registration will be at the Company's expense and the second which registration will be at the expense of the holder(s) of the Representative's Warrant.

     For the period during which the Representative's Warrant is exercisable, the holder or holders will have the opportunity to profit from a rise in the market value of the Company's Common Stock, with a resulting dilution in the interests of the other shareholders of the Company. The holder or holders of the Representative's Warrant can be expected to exercise it at a time when the Company would, in all likelihood, be able to obtain any needed capital from an offering of its unissued Common Stock on terms more favorable to the Company than those provided for in the Representative's Warrant. Such facts may materially adversely affect the terms on which the Company can obtain additional financing. To the extent that the Representative realizes any gain from the resale of the Representative's Warrant or the securities issuable thereunder, such gain may be deemed additional underwriting compensation under the Securities Act.

     The Company has agreed not to offer, issue, sell, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or any rights to acquire Common Stock for a period of twelve (12) months from the date of this Prospectus without the prior written consent of Joseph Charles, subject to certain exceptions.

     Skechers, the holder of 2,600,000 shares of the Company's Common Stock, which represents all shares outstanding immediately prior to this offering, and each of the officers and directors of the Company have entered into a lock-up agreement under which each of them agreed not to sell or dispose of any shares owned by them prior to this offering, or subsequently acquired under any option, warrant or convertible security owned prior to this offering, for a period of twelve (12) months after the date of this Prospectus, without prior written consent of Joseph Charles.

     The Underwriting Agreement provides for reciprocal indemnification between the Company and the Underwriters against certain liabilities in connection with the Registration Statement, including liabilities under the Securities Act.

     The Representative has advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     Prior to this offering, there has been no public market for the shares of Common Stock. The initial public offering price has been negotiated between the Company and the Representative. Among the factors considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, are estimates of the business potential and earning prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Freshman, Marantz, Orlanski, Cooper & Klein, a law corporation, Beverly Hills, California. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Troop Meisinger Steuber & Pasich, LLP.

                                    EXPERTS

     The financial statements and schedule of Karl Kani Division (a division of Skechers U.S.A., Inc.) as of December 31, 1994 and 1995, and for the period from November 1, 1993 (commencement of operations) to December 31, 1993 and the two-years ended December 31, 1995, included herein and elsewhere in the Registration Statement, have been included herein and elsewhere in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the shares offered hereby. This Prospectus, which constitutes a part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. For further information with respect to the Company and the shares, reference is made to the Registration Statement and the exhibits and schedules thereto. The Registration Statement, including exhibits thereto, may be inspected and copied at the public reference facilitates maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices at 75 Park Place, Room 1400, New York, New York 10007 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and copies may be obtained at the prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding companies that file electronically with the Commission. The address of the site is http://www.sec.gov. Statements contained in the Prospectus as to the contents of any contract of other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in its entirety by such reference.

                               KARL KANI DIVISION
                     (A DIVISION OF SKECHERS U.S.A., INC.)

                         INDEX TO FINANCIAL STATEMENTS

                                                                                       PAGE
                                                                                       -----
Karl Kani division (a division of Skechers U.S.A., Inc.):
  Independent Auditors' Report.......................................................    F-2
  Audited Financial Statements of the Karl Kani Division (a division of Skechers
     U.S.A., Inc.):
     Balance Sheets -- December 31, 1994 and 1995....................................    F-3
     Statements of Earnings -- Period from November 1, 1993
       (commencement of operations) to December 31, 1993 and the years
       ended December 31, 1994 and 1995..............................................    F-4
     Statements of Division Equity -- Period from November 1, 1993
       (commencement of operations) to December 31, 1993 and the years
       ended December 31, 1994 and 1995..............................................    F-5
     Statements of Cash Flows -- Period from November 1, 1993
       (commencement of operations) to December 31, 1993 and the years
       ended December 31, 1994 and 1995..............................................    F-6
     Notes to Financial Statements...................................................    F-7
  Unaudited Interim Condensed Financial Statements:
     Condensed Balance Sheet -- June 30, 1996........................................   F-12
     Condensed Statements of Earnings -- Six-month periods ended June 30, 1995 and
      1996...........................................................................   F-13
     Condensed Statement of Division Equity -- Six-month period ended June 30,
      1996...........................................................................   F-14
     Condensed Statements of Cash Flows -- Six-month periods ended June 30, 1995 and
      1996...........................................................................   F-15
     Notes to Condensed Financial Statements.........................................   F-16

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Skechers U.S.A., Inc.:

     We have audited the accompanying balance sheets of Karl Kani Division (a division of Skechers U.S.A., Inc.) as of December 31, 1994 and 1995 and the related statements of earnings, division equity and cash flows for the period from November 1, 1993 (commencement of operations) to December 31, 1993 and the years ended December 31, 1994 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Karl Kani Division as of December 31, 1994 and 1995 and the results of its operations and its cash flows for the period from November 1, 1993 (commencement of operations) to December 31, 1993 and for the years ended December 31, 1994 and 1995 in conformity with generally accepted accounting principles.

Los Angeles, California                    KPMG PEAT MARWICK LLP
August 1, 1996

                               KARL KANI DIVISION
                     (A DIVISION OF SKECHERS U.S.A., INC.)

                                 BALANCE SHEETS
                           DECEMBER 31, 1994 AND 1995

                                                                        1994            1995
                                                                     -----------     ----------
ASSETS
Current assets:
  Trade accounts receivable, less allowances for bad debts
     and returns of $793,000 in 1994 and $350,000 in 1995........    $ 3,550,000     $3,148,000
  Other receivables..............................................        350,000        420,000
                                                                     -----------     ----------
          Total receivables......................................      3,900,000      3,568,000
  Inventories....................................................      5,885,000      2,452,000
  Other assets, at cost..........................................        198,000          4,000
                                                                     -----------     ----------
          Total current assets...................................      9,983,000      6,024,000
Intangible assets, less applicable amortization of $119,000 in
  1994 and $279,000 in 1995......................................      1,474,000      1,388,000
                                                                     -----------     ----------
                                                                     $11,457,000     $7,412,000
                                                                     ===========     ==========
     LIABILITIES AND DIVISION EQUITY
Current liabilities:
  Short-term borrowings (note 5).................................    $ 4,277,000     $3,056,000
  Accounts payable and accrued expenses..........................      2,469,000        959,000
  Accrued interest on note to shareholder of Skechers (note 4)...         11,000             --
                                                                     -----------     ----------
          Total current liabilities..............................      6,757,000      4,015,000
Long-term note to shareholder of Skechers (note 4)...............      3,225,000      2,062,000
Commitments and subsequent events (notes 8 and 11)...............
                                                                     -----------     ----------
          Total liabilities......................................      9,982,000      6,077,000
Division equity..................................................      1,475,000      1,335,000
                                                                     -----------     ----------
                                                                     $11,457,000     $7,412,000
                                                                     ===========     ==========

                See accompanying notes to financial statements.

                               KARL KANI DIVISION
                     (A DIVISION OF SKECHERS U.S.A., INC.)

                             STATEMENTS OF EARNINGS
          PERIOD FROM NOVEMBER 1, 1993 (COMMENCEMENT OF OPERATIONS) TO
        DECEMBER 31, 1993 AND THE YEARS ENDED DECEMBER 31, 1994 AND 1995

                                                          1993           1994            1995
                                                       ----------     -----------     -----------
Net sales (note 7).................................    $3,356,000     $19,884,000     $18,063,000
Cost of sales......................................     2,060,000      11,895,000      13,373,000
                                                       ----------      ----------      ----------
          Gross profit.............................     1,296,000       7,989,000       4,690,000
Royalty income, net (note 10)......................            --       1,087,000       1,267,000
                                                       ----------      ----------      ----------
                                                        1,296,000       9,076,000       5,957,000
                                                       ----------      ----------      ----------
Operating expenses:
  General and administrative.......................       399,000       3,439,000       3,442,000
  Selling..........................................       340,000       1,469,000       1,557,000
  Research and development.........................        11,000          80,000         117,000
                                                       ----------      ----------      ----------
                                                          750,000       4,988,000       5,116,000
                                                       ----------      ----------      ----------
          Earnings from operations.................       546,000       4,088,000         841,000
                                                       ----------      ----------      ----------
Other income (expense):
  Interest expense.................................       (24,000)       (718,000)       (532,000)
  Other, net.......................................            --           4,000           3,000
                                                       ----------      ----------      ----------
                                                          (24,000)       (714,000)       (529,000)
                                                       ----------      ----------      ----------
          Earnings before income taxes and
            extraordinary item.....................       522,000       3,374,000         312,000
Income taxes (note 6)..............................        13,000          51,000           4,000
                                                       ----------      ----------      ----------
          Earnings before extraordinary item.......       509,000       3,323,000         308,000
Extraordinary gain on forgiveness of debt, net of
  income taxes of $7,000 (note 9)..................            --              --         443,000
                                                       ----------      ----------      ----------
     Net earnings..................................    $  509,000     $ 3,323,000     $   751,000
                                                       ==========      ==========      ==========
Supplemental pro forma information:
  Earnings before income taxes and extraordinary
     item, as presented............................    $  522,000     $ 3,374,000     $   312,000
  Extraordinary item...............................            --              --         450,000
                                                       ----------      ----------      ----------
          Total earnings before income taxes.......       522,000       3,374,000         762,000
                                                       ----------      ----------      ----------
  Pro forma provision for income taxes (unaudited):
     Extraordinary item............................            --              --         184,000
     Operations....................................       214,000       1,383,000         128,000
                                                       ----------      ----------      ----------
          Total pro forma income taxes.............       214,000       1,383,000         312,000
                                                       ----------      ----------      ----------
          Pro forma net earnings (unaudited).......    $  308,000     $ 1,991,000     $   450,000
                                                       ==========      ==========      ==========
  Pro forma net earnings per share before
     extraordinary item (unaudited)................                                   $       .07
  Pro forma net earnings per share (unaudited).....                                           .17
  Weighted average common shares outstanding
     (unaudited)...................................                                     2,600,000
                                                                                       ==========

                See accompanying notes to financial statements.

                               KARL KANI DIVISION
                     (A DIVISION OF SKECHERS U.S.A., INC.)

                         STATEMENTS OF DIVISION EQUITY
          PERIOD FROM NOVEMBER 1, 1993 (COMMENCEMENT OF OPERATIONS) TO
        DECEMBER 31, 1993 AND THE YEARS ENDED DECEMBER 31, 1994 AND 1995

                                                                              NET DIVISION EQUITY
                                                                              -------------------
Commencement of operations................................................        $        --
Net earnings..............................................................            509,000
Intercompany distributions................................................            199,000
                                                                                   ----------
Balance at December 31, 1993..............................................            708,000
Net earnings..............................................................          3,323,000
Intercompany distributions................................................         (2,556,000)
                                                                                   ----------
Balance at December 31, 1994..............................................          1,475,000
Net earnings..............................................................            751,000
Intercompany distributions................................................           (891,000)
                                                                                   ----------
Balance at December 31, 1995..............................................        $ 1,335,000
                                                                                   ==========

                See accompanying notes to financial statements.

                               KARL KANI DIVISION
                     (A DIVISION OF SKECHERS U.S.A., INC.)

                            STATEMENTS OF CASH FLOWS
          PERIOD FROM NOVEMBER 1, 1993 (COMMENCEMENT OF OPERATIONS) TO
        DECEMBER 31, 1993 AND THE YEARS ENDED DECEMBER 31, 1994 AND 1995

                                                         1993            1994            1995
                                                      -----------     -----------     -----------
Cash flows from operating activities:
  Net earnings......................................  $   509,000     $ 3,323,000     $   751,000
  Adjustments to reconcile net earnings to net cash
     provided by (used in) operating activities:
     Depreciation and amortization..................           --         119,000         159,000
     Provision for bad debts and returns............     (135,000)       (214,000)       (193,000)
     Forgiveness of debt............................           --              --        (450,000)
     (Increase) decrease in assets:
       Receivables..................................   (3,005,000)       (546,000)        526,000
       Inventories..................................   (2,103,000)     (3,782,000)      3,433,000
       Prepaid expenses and other current assets....       (3,000)       (195,000)        194,000
     Increase (decrease) in liabilities, accounts
       payable and accrued expenses.................      971,000       1,510,000      (1,521,000)
                                                      -----------     -----------     -----------
          Net cash provided by (used in) operating
            activities..............................   (3,766,000)        215,000       2,899,000
                                                      -----------     -----------     -----------
Cash flows used in investing activities -- purchase
  of trademarks.....................................           --      (1,593,000)        (74,000)
                                                      -----------     -----------     -----------
Cash flows from financing activities:
  Net proceeds (payments) from short-term
     borrowings.....................................    1,543,000       2,733,000        (771,000)
  Interdivision transfers...........................      199,000      (2,556,000)       (891,000)
  Net proceeds (payments) on long-term note to
     shareholder of Skechers........................    2,024,000       1,201,000      (1,163,000)
                                                      -----------     -----------     -----------
          Net cash provided by (used in) financing
            activities..............................    3,766,000       1,378,000      (2,825,000)
                                                      -----------     -----------     -----------
          Net increase (decrease) in cash and cash
            balance.................................  $        --     $        --     $        --
                                                      ===========     ===========     ===========
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest.......................................  $     2,000     $   667,000     $   531,000
     Income taxes...................................        2,000          10,000           1,000
                                                      ===========     ===========     ===========

                See accompanying notes to financial statements.

                               KARL KANI DIVISION
                     (A DIVISION OF SKECHERS U.S.A., INC.)

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

(1) BASIS OF PRESENTATION

     Karl Kani (Kani) is a division of Skechers U.S.A., Inc. (Skechers). These financial statements include accounts of the Division on a stand-alone basis.

     Kani designs, develops, markets and distributes sports and casual footwear. Kani distributes its products through department stores, retailers and foreign distributors. Additionally, Kani has licensing agreements for use of its name and trademark.

     Skechers does not maintain separate cash or equity accounts for its operating divisions. Division equity represents the difference between identifiable assets of Kani, less identifiable liabilities of Kani. All remaining cash as of a financial statement date is included in Skechers' accounts.

     The statements of income and division equity include certain expenses allocated from Skechers. These expenses have been allocated based on the specific nature of the expense and/or a formula which management believes fairly allocates expenses to Kani. Kani's management believes that such allocations for corporate services and overhead are reasonable under the circumstances; however, these allocations are not necessarily indicative of the costs and expenses that would have resulted if Kani had been operated as a separate entity.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Revenue Recognition

     Revenue is recognized upon shipment of product. Allowances for estimated returns and discounts are provided when the related revenue is recorded.

     Revenue from royalty agreements is recognized as earned, in accordance with the specific terms of the license agreement.

  Inventories

     Inventories, principally finished goods, are stated at the lower of cost (based on the first-in, first-out method) or market.

  Income Taxes

     Skechers has elected to be treated for Federal and certain state income tax purposes as an S Corporation under Subchapter S of the Internal Revenue Code and comparable state laws. As a result, the earnings of Skechers, including the Kani division, have been included in the taxable income of the shareholders for Federal and certain state income tax purposes, and Skechers has not been subject to income tax on such earnings, other than California and other state franchise taxes. Under the provisions of the California franchise tax law, S Corporation earnings are assessed a 2.5% surtax for 1993 and 1.5% for 1994 and 1995, at the corporate level and flow through to the shareholder to be taxed at the individual level.

     Income taxes have been provided as if Kani was a separate taxable entity under the S Corporation provisions of the Internal Revenue Code. Kani accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date.

                               KARL KANI DIVISION
                     (A DIVISION OF SKECHERS U.S.A., INC.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  Depreciation and Amortization

     All property and equipment is held by Skechers. Depreciation and amortization expenses are allocated to Kani from Skechers based on a formula which management believes fairly allocates expenses associated with property and equipment used by Kani.

  Intangible Assets

     Intangible assets consist of trademarks, stated at cost, less applicable amortization, provided on a straight-line basis over ten years. As part of an ongoing review of the valuation of the intangible assets, management assesses the carrying value of the intangible assets to determine if the facts and circumstances suggest that they may be impaired. If this review indicates that the intangibles will not be recoverable, as determined by a nondiscounted cash flow over the remaining amortization period, the carrying value of the intangibles would be reduced to its estimated fair market value.

  Advertising Costs

     Advertising costs are expensed as incurred the first time the advertising takes place. Advertising expense for the period from November 1, 1993 (commencement of operations) to December 31, 1993 and the years ended December 31, 1994 and 1995 approximated $230,000, $682,000 and $589,000, respectively.

  Earnings per Share

     For purposes of presenting the pro forma net earnings per share, Kani has assumed the issuance of 2,600,000 shares of common stock (see note 11).

  Use of Estimates

     Management of Kani has made a number of estimates and assumptions relating to the reporting of assets, liabilities and expenses and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

  Recently Issued Accounting Pronouncements

     In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets" (FAS No. 121). FAS No. 121 establishes standards for the impairment of long-lived assets, certain intangible assets and goodwill. FAS No. 121 will be adopted in 1996 and is not expected to have a material impact on Kani's financial position or results of operations.

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS No. 123), issued in October 1995 and effective for fiscal years beginning after December 15, 1995, encourages, but does not require, a fair value based method of accounting for employee stock options or similar equity instruments. FAS No. 123 allows an entity to continue to measure compensation cost under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), but requires pro forma disclosures of net earnings and earnings per share as if the fair value based method of accounting had been applied. While management is still evaluating FAS No. 123, it currently expects to elect to continue to measure compensation cost under APB No. 25, "Accounting for Stock Issued to Employees," and to comply with the pro forma disclosure requirements. If management makes this election, FAS No. 123 will have no impact on Kani's financial position or results of operations.

                               KARL KANI DIVISION
                     (A DIVISION OF SKECHERS U.S.A., INC.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

(3) FAIR VALUE OF FINANCIAL INSTRUMENTS

     Trade accounts receivable, other receivables, other current assets, accounts payable and accrued expenses, short-term borrowings and other liabilities: the carrying amount approximates fair value because of the short maturity of those investments.

     Long-term note payable to shareholder: the carrying amount approximates fair value because the interest rate charged is consistent with similar facilities with similar underlying security.

(4) LONG-TERM NOTE TO SHAREHOLDER OF SKECHERS

     At December 31, 1994 and 1995, Kani was allocated $3,225,000 and $2,062,000, respectively, of an unsecured note payable to a shareholder of Skechers by Skechers, bearing interest at 6% and 8%, respectively, due on demand after January 1, 1996. The noteholder has agreed not to call this note prior to October 1, 1997. Kani recorded interest expense of approximately $10,000, $193,000 and $165,000 related to this note during the period from November 1, 1993 (commencement of operations) to December 31, 1993 and the years ended December 31, 1994 and 1995, respectively.

(5) SHORT-TERM BORROWINGS

     At December 31, 1994 and 1995, Kani was allocated $4,227,000 and $3,056,000 of the outstanding balance of Skechers secured line of credit. Skechers has an available secured line of credit with a financial institution based upon eligible accounts receivable and inventories of all Skechers divisions, including Kani. The borrowings bear interest at the rate of prime (8.5% at December 31, 1994 and 1995) plus 3/4% and the line expired on June 21, 1996. Management is currently renegotiating the terms of the credit facility, and until the negotiations are finalized, the line of credit has been renewed on a month-to-month basis. The agreement provides for the issuance of letters of credit up to a maximum of $18,000,000, which decreases the amount for available borrowings under the agreement. Skechers paid a 1% per annum fee on the maximum letter of credit amount plus .50% of the difference between the revolving loan commitment, less the maximum letter of credit amount. At December 31, 1995, Skechers had available credit aggregating approximately $2,857,000. The agreement contains restrictive covenants with which Skechers was in compliance at December 31, 1995. Management believes that it has the ability to renew the line of credit to meet its capital needs.

(6) INCOME TAXES

     The pro forma unaudited income tax adjustments presented represent taxes which would have been reported had Kani been subject to Federal and California income taxes as a C Corporation. The historical and pro forma provisions for income tax expense were as follows:

                                                          1993          1994          1995
                                                        --------     ----------     --------
    Historical income taxes...........................  $ 13,000     $   51,000     $ 11,000
                                                        --------     ----------     --------
    Pro forma adjustments (unaudited):
      Federal.........................................   165,000      1,047,000      241,000
      California......................................    36,000        285,000       60,000
                                                        --------     ----------     --------
           Total pro forma adjustments................   201,000      1,332,000      301,000
                                                        --------     ----------     --------
           Total provision for pro forma income
              taxes...................................  $214,000     $1,383,000     $312,000
                                                        ========     ==========     ========

                               KARL KANI DIVISION
                     (A DIVISION OF SKECHERS U.S.A., INC.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Pro forma income tax expense differs from the statutory tax rate of 34% as applied to earnings before income taxes as follows:

                                                          1993          1994          1995
                                                        ---------    ----------     --------
    Expected income tax expense.......................   $177,000    $1,147,000     $259,000
    State income taxes, net of Federal benefit........     37,000       236,000       53,000
                                                         --------    ----------     --------
                                                         $214,000    $1,383,000     $312,000
                                                         ========    ==========     ========

     As of December 31, 1995, the amount of the deferred tax assets which would have been recorded had Kani been subject to Federal and state income taxes as a C Corporation is approximately $240,000. The deferred tax assets are primarily comprised of temporary differences relating to the recognition of certain inventory and bad debt expense for income tax return and financial reporting purposes.

(7) BUSINESS AND CREDIT CONCENTRATIONS

     Kani sells footwear products principally throughout the United States and foreign countries. The footwear industry is impacted by the general economy. Changes in the marketplace may significantly affect management's estimates and the Division's performance. Management performs regular evaluations concerning the ability of customers to satisfy their obligations and provides for estimated doubtful accounts. Domestic accounts receivable amounted to $4,047,000 and $3,347,000 before allowance for bad debts at December 31, 1994 and 1995, respectively, which generally do not require collateral from customers. Foreign accounts receivable amounted to $296,000 and $151,000 before allowance for bad debts at December 31, 1994 and 1995, respectively, which generally are collateralized by letters of credit. Net export sales amounted to $1,600,000 and $779,000 for the years ended December 31, 1994 and 1995, respectively. Kani's credit losses for the period from November 1, 1993 (commencement of operations) to December 31, 1993 and the years ended December 31, 1994 and 1995 were $135,000, $214,000 and $193,000, respectively, and did not significantly exceed management's expectations.

(8) COMMITMENTS

     Kani is allocated a portion of the rent and lease expense incurred by Skechers. Skechers leases its facilities under operating lease agreements expiring through February 1998. Skechers also leases certain equipment and automobiles under operating lease agreements expiring at various dates through 1998. Rent expense is allocated to Kani from Skechers based on a formula which management believes fairly allocates expenses associated with rent and leases to Kani. Rent expense allocated to Kani was $14,000, $138,000 and $213,000 for the period from November 1, 1993 (commencement of operations) to December 31, 1993 and the years ended December 31, 1994 and 1995, respectively.

     In March 1994, Skechers entered into an agreement to pay certain design costs for Kani licensed products. These costs are subject to provisions of minimum sales of Kani-licensed products and are not to exceed $65,000 per month. Actual expenses for the years ended December 31, 1994 and 1995 were $585,000 and $780,000, respectively. This agreement is renewable for one-year periods at December 31 of each year for ten years commencing on January 1, 1995. Both parties have agreed to renew the agreement through December 31, 1996.

(9) EXTRAORDINARY ITEM

     In June 1995, Skechers entered into a settlement agreement to accelerate payment on a promissory note for the purchase of rights to Kani trademarks, in exchange for relief of $450,000 of a promissory note liability. Kani has recorded this relief of debt as an extraordinary item, net of $7,000 of related income taxes.

                               KARL KANI DIVISION
                     (A DIVISION OF SKECHERS U.S.A., INC.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

(10) ROYALTY INCOME

     Kani has licensing agreements with various licensees for use of the name and trademark. Royalty payments received by Kani are generally on a percentage of the licensees' net sales and require that minimum royalty payments be made if specified minimum sales are not obtained. The licensing agreements expire on various dates through December 2039.

(11) SUBSEQUENT EVENTS

     The Board of Directors intends to authorize the filing of a registration statement for an initial public offering. In order to facilitate the public offering, Skechers intends to form a wholly owned subsidiary and contribute the master licensing agreement covering all products marketed and sold under the Kani name and certain assets and liabilities of the Kani division in exchange for 2,600,000 shares of the common stock of the subsidiary. For financial reporting purposes, such assets and liabilities will be recorded by the subsidiary at the carrying value of Skechers.

                               KARL KANI DIVISION
                     (A DIVISION OF SKECHERS U.S.A., INC.)

                            CONDENSED BALANCE SHEET
                                 JUNE 30, 1996
                                  (UNAUDITED)

                                     ASSETS

Current assets:
  Trade accounts receivable, less allowances for bad debts and returns of
     $205,000                                                                      $2,077,000
  Other receivables..............................................................     311,000
                                                                                   ----------
          Total receivables......................................................   2,388,000
  Inventories....................................................................   1,932,000
                                                                                   ----------
          Total current assets...................................................   4,320,000
Intangible assets, less applicable amortization of $362,000......................   1,345,000
                                                                                   ----------
                                                                                   $5,665,000
                                                                                   ==========
     LIABILITIES AND DIVISION EQUITY
Current liabilities:
  Short-term borrowings (note 5).................................................  $1,702,000
  Accounts payable and accrued expenses..........................................     853,000
                                                                                   ----------
          Total current liabilities..............................................   2,555,000
Long-term note to shareholder of Skechers (note 4)...............................   2,263,000
                                                                                   ----------
          Total liabilities......................................................   4,818,000
Division equity..................................................................     847,000
                                                                                   ----------
                                                                                   $5,665,000
                                                                                   ==========

           See accompanying notes to condensed financial statements.

                               KARL KANI DIVISION
                     (A DIVISION OF SKECHERS U.S.A., INC.)

                        CONDENSED STATEMENTS OF EARNINGS
                 SIX-MONTH PERIODS ENDED JUNE 30, 1995 AND 1996
                                  (UNAUDITED)

                                                                         1995           1996
                                                                      ----------     ----------
Net sales...........................................................  $8,571,000     $6,774,000
Cost of sales.......................................................   6,456,000      4,775,000
                                                                      ----------     ----------
          Gross profit..............................................   2,115,000      1,999,000
Royalty income, net.................................................     698,000        491,000
                                                                      ----------     ----------
                                                                       2,813,000      2,490,000
                                                                      ----------     ----------
Operating expenses:
  General and administrative........................................   1,720,000      1,425,000
  Selling...........................................................     864,000        622,000
  Research and development..........................................      27,000         52,000
                                                                      ----------     ----------
                                                                       2,611,000      2,099,000
                                                                      ----------     ----------
          Earnings from operations..................................     202,000        391,000
                                                                      ----------     ----------
Other income (expense):
  Interest expense..................................................    (285,000)      (234,000)
  Other, net........................................................          --         23,000
                                                                      ----------     ----------
                                                                        (285,000)      (211,000)
                                                                      ----------     ----------
          Earnings (loss) before income taxes and extraordinary
            item....................................................     (83,000)       180,000
Income taxes (benefit) (note 2).....................................      (1,000)         3,000
                                                                      ----------     ----------
          Earnings (loss) before extraordinary item.................     (82,000)       177,000
Extraordinary gain on forgiveness of debt, net of income taxes of
  $7,000............................................................     443,000             --
                                                                      ----------     ----------
          Net earnings..............................................  $  361,000     $  177,000
                                                                      ==========     ==========
Supplemental pro forma information:
  Earnings (loss) before income taxes and extraordinary item, as
     presented......................................................  $  (83,000)    $  180,000
  Extraordinary item................................................     450,000             --
                                                                      ----------     ----------
          Total earnings before income taxes........................     367,000        180,000
                                                                      ----------     ----------
  Pro forma provision for income taxes:
     Extraordinary item.............................................     185,000             --
     Operations.....................................................     (35,000)        74,000
                                                                      ----------     ----------
          Total pro forma income taxes (note 2).....................     150,000         74,000
                                                                      ----------     ----------
          Pro forma net earnings....................................  $  217,000     $  106,000
                                                                      ==========     ==========
  Pro forma net earnings per share..................................                 $      .04
                                                                                     ==========
  Weighted average common shares outstanding........................                  2,600,000
                                                                                     ==========

           See accompanying notes to condensed financial statements.

                               KARL KANI DIVISION
                     (A DIVISION OF SKECHERS U.S.A., INC.)

                     CONDENSED STATEMENT OF DIVISION EQUITY
                      SIX-MONTH PERIOD ENDED JUNE 30, 1996
                                  (UNAUDITED)

Balance at December 31, 1995.....................................................  $1,335,000
Net earnings.....................................................................     177,000
Intercompany distributions.......................................................     665,000
                                                                                   ----------
Balance at June 30, 1996.........................................................  $  847,000
                                                                                   ==========

           See accompanying notes to condensed financial statements.

                               KARL KANI DIVISION
                     (A DIVISION OF SKECHERS U.S.A., INC.)

                       CONDENSED STATEMENTS OF CASH FLOWS
                 SIX-MONTH PERIODS ENDED JUNE 30, 1995 AND 1996
                                  (UNAUDITED)

                                                                       1995            1996
                                                                    -----------     -----------
Cash flows from operating activities:
  Net earnings....................................................  $   361,000     $   177,000
  Adjustments to reconcile net earnings to net cash provided by operating activities:
     Depreciation and amortization................................       90,000          84,000
     Provision for bad debts and returns..........................     (352,000)       (216,000)
     Forgiveness of debt..........................................     (450,000)             --
     (Increase) decrease in assets:
       Receivables................................................    1,264,000       1,396,000
       Inventories................................................    2,688,000         520,000
       Prepaid expenses and other current assets..................      198,000           4,000
     Increase (decrease) in liabilities, accounts payable and
      accrued expenses............................................   (1,730,000)       (106,000)
                                                                    -----------     -----------
          Net cash provided by operating activities...............    2,069,000       1,859,000
                                                                    -----------     -----------
Cash flows used in investing activities -- purchase of
  trademarks......................................................      (46,000)        (41,000)
                                                                    -----------     -----------
Cash flows from financing activities:
  Net proceeds (payments) on short-term borrowings................     (584,000)     (1,354,000)
  Interdivision transfers.........................................     (328,000)       (665,000)
  Net proceeds (payments) on long-term note to shareholder of
     Skechers.....................................................   (1,111,000)        201,000
                                                                    -----------     -----------
          Net cash used in financing activities...................   (2,023,000)     (1,818,000)
                                                                    -----------     -----------
          Net increase (decrease) in cash and cash balance........  $        --     $        --
                                                                    ===========     ===========

           See accompanying notes to condensed financial statements.

                               KARL KANI DIVISION
                     (A DIVISION OF SKECHERS U.S.A., INC.)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                 SIX-MONTH PERIODS ENDED JUNE 30, 1995 AND 1996
                                  (UNAUDITED)

(1) GENERAL

     The unaudited operating results have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation for the periods. The results of operations for interim periods are not necessarily indicative of results to be achieved for full fiscal years.

(2) INCOME TAXES

     The pro forma unaudited income tax adjustments presented represent taxes which would have been reported had Kani been subject to Federal and California income taxes as a C Corporation. The historical and pro forma provisions for income tax expense were as follows:

                                                                            JUNE 30,
                                                                      --------------------
                                                                        1995        1996
                                                                      --------     -------
    Historical income taxes.........................................  $  6,000     $ 3,000
                                                                      --------     -------
    Pro forma adjustments (unaudited):
      Federal.......................................................   116,000      59,000
      California....................................................    28,000      12,000
                                                                      --------     -------
              Total pro forma adjustments...........................   144,000      71,000
                                                                      --------     -------
              Total provision for pro forma income taxes............  $150,000     $74,000
                                                                      ========     =======

     Pro forma income tax expense differs from the statutory tax rate of 34% as applied to earnings before income taxes as follows:

                                                                            JUNE 30,
                                                                      --------------------
                                                                        1995        1996
                                                                      --------     -------
    Expected income tax expense.....................................  $125,000     $61,000
    State income taxes, net of Federal benefit......................    25,000      13,000
                                                                      --------     -------
                                                                      $150,000     $74,000
                                                                      ========     =======

     As of June 30, 1996, the amount of the deferred tax assets which would have been recorded had Kani been subject to Federal and state income taxes as a C Corporation is approximately $235,000. The deferred tax assets are primarily comprised of temporary differences relating to the recognition of certain inventory and bad debt expense for income tax return and financial reporting purposes.

(3) EARNINGS PER SHARE

     For purposes of presenting the pro forma net earnings per share, Kani has assumed the issuance of 2,600,000 shares of common stock.

(4) LONG-TERM NOTE TO SHAREHOLDER OF SKECHERS

     At June 30, 1996, Kani was allocated $2,263,000 of an unsecured note payable to a shareholder of Skechers by Skechers, bearing interest at 8%, due on demand after July 1, 1996. The noteholder has agreed not to call this note prior to October 1, 1997. Kani recorded interest expense of approximately $91,000 related to this note during the six-month period ended June 30, 1996.

                               KARL KANI DIVISION
                     (A DIVISION OF SKECHERS U.S.A., INC.)

             NOTES TO CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)

(5) SHORT-TERM BORROWINGS

     At June 30, 1996, Kani was allocated $1,702,000 of the outstanding balance of Skechers secured line of credit. Skechers has an available secured line of credit with a financial institution based upon eligible accounts receivable and inventories of all Skechers divisions, including Kani. The borrowings bear interest at the rate of prime (8.5% at June 30, 1996) plus 3/4% and the line expired on June 21, 1996. The agreement provides for the issuance of letters of credit up to a maximum of $18,000,000, which decreases the amount for available borrowings under the agreement. Skechers paid a 1% per annum fee on the maximum letter of credit amount plus .50% of the difference between the revolving loan commitment, less the maximum letter of credit amount. At June 30, 1996, Skechers had available credit aggregating approximately $2,720,000. The agreement contains restrictive covenants with which Skechers was in compliance at June 30, 1996 or had obtained the appropriate waivers. Management is currently renegotiating the terms of the credit facility, and until the negotiations are finalized, the line of credit has been renewed on a month-to-month basis. Management believes that it has the ability to renew the line of credit to meet its capital needs.

(6) NEW ACCOUNTING STANDARDS

     Effective January 1, 1996, Skechers adopted Statement of Financial Accounting Standards No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which was issued in March 1995. This statement establishes accounting standards for the recognition and measurement of impairment of long-lived assets, certain identifiable intangibles and goodwill either to be held or disposed of. The adoption of FAS 121 did not have a material impact on Kani's financial position or results of operations.

     Effective January 1, 1996, Skechers adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS
123), which was issued in October 1995. This statement encourages, but does not require, a fair value based method of accounting for employee stock options or similar equity instruments. FAS 123 allows an entity to elect to continue to measure compensation cost under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), but requires pro forma disclosures of net earnings and earnings per share as if the fair value based method of accounting had been applied. Skechers has elected to continue to measure compensation cost under APB No. 25, "Accounting for Stock Issued to Employees," and will comply with the pro forma disclosure requirements in its December 31, 1996 financial statements. The adoption of FAS 123 had no impact on Kani's financial position or results of operations.

(7) SUBSEQUENT EVENTS

     The Board of Directors intends to authorize the filing of a registration statement for an initial public offering. In order to facilitate the public offering, Skechers intends to form a wholly owned subsidiary and contribute the master licensing agreement covering all products marketed and sold under the Kani name and certain assets and liabilities of the Kani division in exchange for 2,600,000 shares of the common stock of the subsidiary. For financial reporting purposes, such assets and liabilities will be recorded by the subsidiary at the carrying value of Skechers.

------------------------------------------------------
------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE UNDERWRITERS OR BY ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION TO WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER TO SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        -----
Prospectus Summary....................      3
Risk Factors..........................      6
The Company...........................     13
Use of Proceeds.......................     14
Dividend Policy.......................     14
Capitalization........................     15
Selected Financial Data...............     16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................     17
Pro Forma Financial Data..............     23
Business..............................     27
Management............................     36
Certain Transactions..................     39
Principal Shareholders................     42
Description of Securities.............     42
Shares Eligible for Future Sale.......     43
Underwriting..........................     45
Legal Matters.........................     46
Experts...............................     46
Additional Information................     46
Index to Financial Statements.........    F-1

                            ------------------------

  UNTIL         , 1996 (25 CALENDAR DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
                                1,400,000 SHARES

                                   KANI, INC.
                                  COMMON STOCK
                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                JOSEPH CHARLES &
                                ASSOCIATES, INC.
                                           , 1996
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fees.

        SEC Registration fee.............................................  $    7,356
        NASD filing fee..................................................       2,634
        Nasdaq National Market listing fee...............................      13,750
        Underwriter's non-accountable expense allowance(1)...............     385,000
        Printing and engraving expenses..................................      80,000
        Legal fees and expenses..........................................     250,000
        Directors' and Officers' Liability Insurance.....................     150,000
        Accounting fees and expenses.....................................     350,000
        Blue sky fees and expenses.......................................      15,000
        Transfer agent fees..............................................       5,000
        Miscellaneous fees and expenses..................................      41,260
        Total............................................................  $1,300,000

---------------

(1) $442,750 if the Underwriters' over-allotment option is exercised in full.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 317 of the California Corporations Code authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to any person who is or was a director or officer in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Article V of the Company's Articles of Incorporation (see Exhibit 3.1) provides for indemnification of its directors, officers, employees and other agents to the maximum extent permitted under California law. Article XI of the Company's Bylaws (see Exhibit 3.2) provides for indemnification of its directors, officers, employees and other agents to the maximum extent permitted under California law. In addition, the Company has entered into Indemnification Agreements (see Exhibit 10.12) with its officers and directors. Reference is also made to the Underwriting Agreement contained in Exhibit 1.1 hereto, pursuant to which the Underwriters will agree to indemnify officers and directors of the Company against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     On the effective date of the offering, the Registrant will issue 2,600,000 shares of Common Stock to Skechers U.S.A., Inc., in exchange for the exclusive right to market and sell products under the Kani brand name pursuant to a license from Carl Williams and all assets and certain corresponding liabilities, whether known or unknown, relating to the ongoing footwear business conducted by Skechers to the extent such assets are used by Skechers solely in connection with the sale of the products under the Kani brand name, together with the rights to certain customer lists.

ITEM 16. EXHIBITS

     (A) EXHIBITS

        EXHIBIT NO.                                   DESCRIPTION
        -----------     ------------------------------------------------------------------------
         1.1            Form of Underwriting Agreement.
         3.1            Company's Articles of Incorporation, as currently in effect.
         3.2            Company's Bylaws, as currently in effect.
         4.1*           Specimen Certificate of Company's Common Stock.
         4.2            Form of Representative's Warrant.
         5.1*           Opinion of Freshman, Marantz, Orlanski, Cooper & Klein.
        10.1*           Form of Assignment of License Agreement by and among the Registrant,
                        Skechers U.S.A., Inc. and Carl Williams.
        10.2*           Form of Assignment of License Agreement by and among the Registrant,
                        Skechers U.S.A., Inc., and Collingwood Partners, Ltd.
        10.3*           Form of Assignment of License Agreement by and among the Registrant,
                        Skechers U.S.A., Inc. and Mitsubishi Corporation.
        10.4*           Form of Assignment of Distribution Agreement by and among Registrant,
                        Skechers, U.S.A., Inc., Achillies Corporation and Mitsubishi
                        Corporation.
        10.5*           Form of Assignment of Distribution Agreement by and among Registrant,
                        Skechers U.S.A., Inc. and Big Serve S.A.
        10.6*           Form of Assignment of Distribution Agreement by and among Registrant,
                        Skechers U.S.A., Inc. and Texas Peale P/C.
        10.7*           Form of Assignment of Distribution Agreement by and among Registrant,
                        Skechers U.S.A., Inc. and Fairbo Fashion B.V.
        10.8            Form of Management Agreement by and between the Registrant and Skechers
                        U.S.A., Inc.
        10.9            Form of Tax Agreement by and between the Registrant and Skechers U.S.A.,
                        Inc.
        10.10           Form of Kani, Inc. 1996 Stock Option, Deferred Stock and Restricted
                        Stock Plan.
        10.11           Form of Contribution Agreement between Registrant and Skechers U.S.A.,
                        Inc.
        10.12           Form of Indemnification Agreement for Directors and Officers of
                        Registrant.
        10.13           Letter of Intent for Loan and Security Agreement between Skechers
                        U.S.A., Inc. and Heller Financial, Inc.
        10.14*          Form of Assignment of Endorsement Agreement by and among the Registrant,
                        Skechers U.S.A., Inc. and John Wallace.
        23.1*           Consent of Freshman, Marantz, Orlanski, Cooper & Klein (included in
                        Exhibit 5).
        23.2            Consent of KPMG Peat Marwick LLP.
        24.1            Power of Attorney (included in signature page).
        27.1            Financial Statement Schedule.

---------------

* To be filed by amendment.

     (B) FINANCIAL STATEMENT SCHEDULES

     The following financial statement schedule is filed with Part II of this Registration Statement:

        Schedule II -- Karl Kani Division (a division of Skechers U.S.A., Inc.) Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS

     The undersigned Company hereby undertakes to provide to the Underwriters at the closing specified in Underwriting Agreement certificates in such denominations and registered in such names as required by Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification by the Company for liabilities arising under the Securities Act may be permit to directors, officers and controlling persons of the Company pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Company of expenses incurred or paid by a director, officer, or controlling person of Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer controlling person in connection with the securities being registered hereunder, the Company will, unless in opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Security Act and will be governed by the final adjudication of such issue.

The undersigned Company hereby undertakes:

     That for purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Company pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended;

          (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the registration statement.

     For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The Company further undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Manhattan Beach, State of California, on October 18, 1996.

                                          Kani, Inc.

                                          By:       /s/  Robert Greenberg

                                            ------------------------------------
                                            Robert Greenberg,
                                            Chief Executive Officer and Director

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert Greenberg and David Weinberg jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendment to this Registration Statement on Form S-1 (including a registration statement filed pursuant to Rule 462) and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                   SIGNATURE                                TITLE                   DATE
-----------------------------------------------  ---------------------------  -----------------
             /s/ Robert Greenberg                  Chief Executive Officer     October 18, 1996
-----------------------------------------------     (Principal Executive
               Robert Greenberg                    Officer) and Chairman of
                                                           the Board
              /s/ David Weinberg                   Chief Financial Officer     October 18, 1996
-----------------------------------------------     (Principal Accounting
                David Weinberg                       Officer) and Director
             /s/ Michael Greenberg                 President and Director      October 18, 1996
-----------------------------------------------
               Michael Greenberg
               /s/ Carl Williams                          Director             October 18, 1996
-----------------------------------------------
                 Carl Williams
              /s/ F. Paul Garrier                         Director             October 18, 1996
-----------------------------------------------
                F. Paul Garrier

                                  SCHEDULE II

            KARL KANI DIVISION (A DIVISION OF SKECHERS U.S.A., INC.)
                       VALUATION AND QUALIFYING ACCOUNTS

          PERIOD FROM NOVEMBER 1, 1993 (COMMENCEMENT OF OPERATIONS) TO DECEMBER 31, 1993 AND THE YEARS ENDED DECEMBER 31, 1994 AND 1995

                                                BALANCE AT     CHARGED TO     DEDUCTIONS      BALANCE
                                                BEGINNING      COSTS AND         AND           AT END
                 DESCRIPTIONS                   OF PERIOD       EXPENSES      WRITE-OFFS     OF PERIOD
----------------------------------------------  ----------     ----------     ----------     ----------
As of December 31, 1993
  Allowance for obsolescence..................   $      --             --             --            --
  Allowance for doubtful accounts.............          --        135,000             --       135,000
  Reserve for sales returns and allowances....          --        218,000       (157,000)       61,000
As of December 31, 1994
  Allowance for obsolescence..................   $      --        329,000             --       329,000
  Allowance for doubtful accounts.............     135,000        461,000       (382,000)      214,000
  Reserve for sales returns and allowances....      61,000      2,476,000     (1,958,000)      579,000
As of December 31, 1995
  Allowance for obsolescence..................   $ 329,000        175,000       (329,000)      175,000
  Allowance for doubtful accounts.............     214,000        291,000       (312,000)      193,000
  Reserve for sales returns and allowances....     579,000      1,766,000     (2,188,000)      157,000

                                 EXHIBIT INDEX

                                                                                       SEQUENTIALLY
                                                                                         NUMBERED
EXHIBIT NO.                                 DESCRIPTION                                    PAGE
-----------   -----------------------------------------------------------------------  ------------
 1.1          Form of Underwriting Agreement. .......................................
 3.1          Company's Articles of Incorporation, as currently in effect. ..........
 3.2          Company's Bylaws, as currently in effect. .............................
 4.1*         Specimen Certificate of Company's Common Stock. .......................
 4.2          Form of Representative's Warrant. .....................................
 5.1*         Opinion of Freshman, Marantz, Orlanski, Cooper & Klein. ...............
10.1*         Form of Assignment of License Agreement by and among the Registrant,
              Skechers U.S.A., Inc. and Carl Williams. ..............................
10.2*         Form of Assignment of License Agreement by and among the Registrant,
              Skechers U.S.A., Inc., and Collingwood Partners, Ltd. .................
10.3*         Form of Assignment of License Agreement by and among the Registrant,
              Skechers U.S.A., Inc. and Mitsubishi Corporation. .....................
10.4*         Form of Assignment of Distribution Agreement by and among Registrant,
              Skechers, U.S.A., Inc., Achillies Corporation and Mitsubishi
              Corporation. ..........................................................
10.5*         Form of Assignment of Distribution Agreement by and among Registrant,
              Skechers U.S.A., Inc. and Big Serve S.A. ..............................
10.6*         Form of Assignment of Distribution Agreement by and among Registrant,
              Skechers U.S.A., Inc. and Texas Peale P/C. ............................
10.7*         Form of Assignment of Distribution Agreement by and among Registrant,
              Skechers U.S.A., Inc. and Fairbo Fashion B.V. .........................
10.8          Form of Management Agreement by and between the Registrant and Skechers
              U.S.A., Inc. ..........................................................
10.9          Form of Tax Agreement by and between the Registrant and Skechers
              U.S.A., Inc. ..........................................................
10.10         Form of Kani, Inc. 1996 Stock Option, Deferred Stock and Restricted
              Stock Plan. ...........................................................
10.11         Form of Contribution Agreement between Registrant and Skechers U.S.A.,
              Inc. ..................................................................
10.12         Form of Indemnification Agreement for Directors and Officers of
              Registrant. ...........................................................
10.13         Letter of Intent for Loan and Security Agreement between Skechers
              U.S.A., Inc. and Heller Financial, Inc. ...............................
10.14*        Form of Assignment of Endorsement Agreement by and among the
              Registrant, Skechers U.S.A., Inc. and John Wallace. ...................
23.1*         Consent of Freshman, Marantz, Orlanski, Cooper & Klein (included in
              Exhibit 5). ...........................................................
23.2          Consent of KPMG Peat Marwick LLP. .....................................
24.1          Power of Attorney (included in signature page). .......................
27.1          Financial Statement Schedule. .........................................

---------------

* To be filed by amendment.